03007523

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: IKX Oil & Gas plc

*CURRENT ADDRESS: 6 Cavendish Street
London W1G 0PD

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

FILE NO. 82- 34709   FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT: 3/13/03

JKX Oil & Gas PLC
5 February 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR I NTEREST

THE CAPITAL GROUP COMPANIES INC

3) Please state whether notification in dicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or c hildren under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and , if more than one holder, the number of shares held by each of the m.

CHASE NOMINEES LIMITED

5) Number of shares/amount of stock acq uired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock dis posed

1,664,560

8) (1.28%) of issued Class

9) Class of security

ORDINARY SHARES OF 10P EACH

10) Date of transaction

NOT DECLARED

11) Date company informed

04/02/02

12) Total holding following this notific ation

6,174,706

13) Total percentage holding of issued c lass following this notification

4.76%

14) Any additional information

STOCK DISPOSED PER 7 ABOVE REPRESENT S NET CHANGE FROM LAST NOTIFICATION FROM CAPITAL

15) Name of contact and telephone number for queries

BRUCE J BURROWS
020 7323 4464

16) Name and signature of authorised com pany official responsible for making this notification

Date of Notification 05 FEBRUARY 2 002

JKX Oil & Gas PLC
12 February 2002

12 February 2002

JKX OIL & GAS PLC ('JKX')

ANNOUN CES

REGISTRATION OF INCREASED SHAREH OLDING IN UKRAINIAN SUBSIDIARY

JKX has been informed that its wholly -owned subsidiary, JP Kenny Exploration an d Production Ltd ('JPK'), has successfully registered the increased 66.2% shareholding in its Ukrainian subsidiary, Poltava Petroleum Company ('PPC'), with the relevant Ukrainian authorities. JPK's legal ownership of the 66.2% shareholding in PPC was recognised by the Supreme Court of Arbitration of Ukraine in its rulings of the 27th June 2 001.

The Company believes that the registratio n brings to a close the events surrounding a sustained two -year attack on its Ukrainian investment w hich has included illegal attempts to expropriate its original 49% holding in PPC, and blocking of the registration of its incre ased shareholding in PPC. The cost to the Company to secure its PPC asset has b een significant, approximately US$5million over the last 24 months, and has been met from operating cash flow. The constructive rulings of the Ukrainian judicial system are considered to provide a very positive indication to the Company and other western investors of the level of legal protection afforded to foreign investors in Ukraine.

In light of this positive news, the Compa ny now intends to recommence its planned investment programme for developm ent of PPC's oil and gas producing licences, subject to the availability of suitable finance. In addition, the Company is initiating discussions with th e Ukrainian authorities on privatisation of the remaining 34.8% stat e holding in PPC.

JKX recognises the continued support over the last two years of the British Government and the European Bank of Recon struction and Development in resolving this issue.

JKX Oil & Gas plc is an oil and gas explo ration and production company listed on the London Stock Exchange. The company ha s licence interests in Ukraine, Georgia, Russia, Italy and United States.

E N D

Press Enquiries:

Anthony Cardew
Cardew & Co
020 7930 0777

JKX Oil & Gas PLC
25 February 2002

25 February 2002

JKX Oil & Gas Plc

JKX Oil & Gas Plc will be announcing its preliminary results for the year ended 31 December 2001 on Tuesday 26 March 2002 .

For further information please contact:

Jackie Range	Cardew&Co.	020 7930 0777

This information is provided by RNS
The company news service from the London Stock Exchange

JKX Oil & Gas PLC
27 February 2002

27 February 2002

JKX OIL & GAS PLC ('JKX')

The directors of JKX are sad to announce the death of Martyn David. Mr David was appointed a director of JKX on 19 Feb ruary 1999.

E N D

This information is provided by RNS .
The company news service from the London Stock Exchange

JKX Oil & Gas PLC
26 March 2002

FOR IMMEDIATE RELEASE 26 March 2002

JKX Oil & Gas Plc

PRELIMINARY RESULTS

FOR

THE YEAR ENDED 31 December 2001

	2001	2000
Retained profit after exceptionals	$5.9m	$7.5m
Retained profit before exceptionals	$7.2m	$7.5m
Turnover	$22.9m	$23.5m
Production	5,594 boepd	5,943 boepd

JKX Chief Executive Dr Paul Davies said:

'Significant progress has been achieved in securing and broadening JKX's asset base. We have registered our 66.2% holding in the Poltava Petroleum Company and recommenced our development programme. Our diversified asset portfolio has begun to add new production from the USA.

Our goal for 2002 is to increase production from our Ukrainian and USA fields. JKX is working to enhance the value of our existing exploration portfolio and is also actively evaluating new energy-related opportunities in the former Soviet Union, Italy and the USA.

Following three years of profitability and the loyal support of shareholders, your Board intends to recommend a dividend at the mid -year, providing no unforeseen events occur in the intervening period.'

For further information please contact:

Dr Paul Davies	JKX Oil & Gas	020 7323 4464
Bruce Burrows	JKX Oil & Gas	020 7323 4464
Anthony Cardew/Jackie Range	Cardew & Co.	020 7930 0777

Chairman's Statement

I am pleased to report another profitable year for your Company. Retained profit for the year is $5.9 million ($7.5 million), which reflects the fall in international oil prices in the second half of 2001 and the necessary deferment of our onshore development programme in Ukraine. Retained profit before exceptionals is $7.2 million, a modest reduction on 2000 figure of $7.5 million. Despite an overall production decrease of 6 per cent to 5,594 boepd (5,943 boepd), turnover is materially unchanged at $22.9 million ($23.5 million) due not only to a 50 per cent increase in the domestic gas sales price in Ukraine but also the initiation of oil and gas production during the year from our newly acquired properties in the USA.

Capital expenditure increased to $12.0 million ($6.8million) as a result of our strategic diversification into the USA and Italy; this has been entirely funded from Company reserves and operating cash flow. I look forward in the coming year to reporting an increasing contribution from the USA to the Company's results.

The Company reported on 12th February 2002 the registration of its increased 66.2 per cent holding in its Ukrainian subsidiary, Poltava Petroleum Company (PPC). Effecting this registration has required significant commitment of management and cash resources over a two year period, and I view this achievement as a milestone in the Company's efforts to secure its valuable Ukrainian asset. We have initiated discussions with the State Property Fund of Ukraine to privatise its 33.8 per cent holding in PPC, the benefits of which include a broadening of PPC's financing options, including direct equity investment into the subsidiary. However, despite the progress in our shareholding in PPC, I recognise that there will be continuing efforts to attack our legal holding in PPC by influential private Ukrainian interests who are seeking to defraud our shareholders of investments by JKX in Ukraine. We will remain vigilant in this regard and will look to the continued support of the British Government and the European Bank for Reconstruction and Development. We have recommenced our planned development programme for PPC this year, although completion of this programme is dependent on the availability of suitable finance.

I am delighted that your Company has achieved production successes on all three projects in the USA within twelve months of initiating investment in the area. Test production was 16,932 boe net to JKX for the period, and I am optimistic that the ongoing drilling programme in Oklahoma and the planned second well in East Texas will confirm the potential of these producing assets. Exploration activities are continuing in Italy, notably with the completion of the 3 -D seismic programme on the Civita permit (ENI: 70%;JKX: 30%). Preparation for drilling is progressing with the first well on the permit planned for the fourth quarter of 2002.

Exploration activities in Georgia have centred on the 8,900sq km Black Sea licence (JKX: 4% net profit interest) with completion of the interpretation of the 2,300 km 2-D seismic survey data. The project is in the pre -drilling phase with the operator, Anadarko Petroleum Corporation, currently seeking a farm -in partner.

The policy of your Board is both to return value to shareholders and to continue to enhance the Company's asset base. The Company's expanded asset base now requires increasing capital investment which in the near term will be drawn from the Company's cash resources. The Board believes it to be prudent not to declare a dividend for the period. Recognising the progress the Company has made over the last three years and the continued support from shareholders, the Board intends to recommend a dividend of 0.25p per share at the coming half -year, providing no unforeseen events occur in the intervening period.

Outlook

The goal for 2002 is increased production from our Ukrainian and USA assets. Achievement of this goal requires our maintaining control of PPC and continued drilling success in the USA. The translation of increased production into profit and cash flow will depend not only on international oil prices and the continued upward movement of domestic Ukrainian and North American gas prices, but also on maintaining our efficient operating cost base. Also I cannot exclude the possibility that the security of our Ukrainian assets will require additional costs in the coming year.

The Company is working to improve the potential value of its existing exploration portfolio, and is actively evaluating new energy -related opportunities in the former Soviet Union, Italy and the USA with the view to broadening its asset base. In parallel, the Company is considering corporate acquisition as a route to accelerate the growth of the Company.

I thank all JKX staff for their contribution to the achievements and performance of the Company in 2001, and extend my sincere appreciation to our shareholders for their continued interest and support.

It is with sadness that I conclude my statement with registering the loss to the Company of Martyn David, my fellow director, who passed away after a short illness, on 17 February 2002. He is greatly missed by all his colleagues and friends in JKX as well as the wider Oil & Gas community.

Chief Executive's Statement

JKX has continued to trade profitably through 2001 whilst utilising its cash resources and operating cash flow to maintain the momentum of its diversification programme.

Ukraine

PPC has operated continuously and efficiently throughout the year and maintained its position as the largest non-state producer of oil and gas in Ukraine. The average daily production rate declined 7 per cent to 5,548 boepd (5,943 boepd) as a result of our Company's decision to minimise capital expenditure in Ukraine during the period.

PPC exported 100 per cent of its oil production to Poland against a Western bank letter of credit with the price based on a fixed discount to Brent, the discount being for transportation and brokerage costs. The average realised price for oil is $20.83 per barrel ($24.26 per barrel), a fall which largely reflects the downturn in international oil prices in the second half of the year. The Ukrainian domestic gas market through 2001 has demonstrated a level of price stability not seen previously. The average realised price of $1.24 per MCF is more than 50 per cent up on 2000 ($0.81per MCF) and is being maintained into the current year. Although this figure is still substantially lower than west European prices, there is zero transportation cost to PPC within the domestic market. A recent agreement between Russia and Ukraine appears to weaken the historic block on export of domestically produced gas and we are continuing to explore the feasibility of exporting part or all of PPC's gas production. However, a continued rise in gas prices on the Ukrainian market may marginalize the potential gain to be made on exported gas, after meeting the cost of transportation from Poltava to any west European market. Notwithstanding this, gas export still remains an attractive option for the Company as it will improve PPC's access to project finance for its ongoing development programme.

Production and commercial achievements have been overshadowed during the year by the Company's physical and legal defence of its Poltava assets. Influential private Ukrainian interests have utilised their ability to manipulate various state bodies in an attempt to defraud the Company of its legal holding in PPC and to block the lawful registration of JKX's increased shareholding (66.2%) in its subsidiary. With the support of the British Government and the European Bank for Reconstruction and Development, the Company has been successful in defending its original (49%) holding in PPC and registering its increased shareholding (66.2%), supported by positive rulings of the Supreme Court of Arbitration of Ukraine. On this basis, the Company has recommenced its development programme in Poltava and also initiated discussions with the State Property Fund of Ukraine to privatise the state's remaining 33.8 per cent holding in PPC. Despite our robust and successful defence of the Company's control of its major asset in Ukraine, I remain circumspect with regard to the intentions of those private Ukrainian interests who are, via a web of offshore holding companies, beneficial owners of Naftogaztechnologia, the private company which had, and still has, most to gain by illegally seizing control of PPC, the premier non-state oil and gas producer. I believe that our strongest defence in the long-term is our commitment to Ukraine and our determination to operate in accordance with both Ukrainian and international law.

The Company reported on the 12th July that its Ukrainian partner in Crimean Petroleum Company (JKX:45%) had drilled a well on the Olympic prospect in the Black Sea and reported hydrocarbons at a depth of 2,500 metres; the area is the subject of a territorial dispute between Ukraine and Romania. If the Ukrainian authorities advise the Company that any part of the disputed area is considered as Ukrainian territory, then the joint venture has sole rights to that area. The Company continues to seek clarification on this matter from the Ukrainian authorities.

Georgia

JKX holds a 4 per cent net profit interest in the production sharing contract which covers 8,900 sq km of the Georgian Black Sea Shelf. The operator of the block, Anadarko Petroleum Corporation, has completed interpretation of the 2,300km 2-D seismic survey which was shot in the last quarter of 2000. Interpretation has included integration of a 14,000km aeromagnetic survey, an offshore geological survey and satellite data. Anadarko is currently seeking a partner to participate in the next phase of exploration activity. I am encouraged by the commitment of Anadarko to evaluating the potential of this large unexplored area and its utilisation of the full suite of technical tools available. Our interest in this licence continues to be a significant asset of the Company.

JKX holds 100 per cent of the production sharing contract over the 2,255 sq km onshore Kartli block. Interpretation of all available seismic, well and

geological data was completed in 2001 and the Company is currently seeking a farm-in partner to progress further exploration activities.

JKX is continuing to provide project management services under contract from its Tbilisi office to National Petroleum Ltd, the production sharing partner for the Ioris Valley producing licence in Georgia.

Italy

Geological and seismic interpretation work continued during 2001 on the contiguous Fiume Tevere (JKX: 40%) and Fiume Arrone (JKX: 30%) blocks close to Rome. JKX has reviewed the studies commissioned by the operator, Hardman Resources, on the permits and is now undertaking its own interpretation study in order to structure a JKX-led work programme; JKX is currently in discussions with its partners to assume operatorship of these blocks. It is planned to complete this work in the first half of 2002.

The Company farmed-in to the onshore Civita permit (JKX: 30%) in September 2001. Civita is located south of Pescara and is operated by ENI who retains a 70 per cent interest. Civita is adjacent to an ENI producing concession. A 39sq km 3-D seismic survey has recently been shot over the permit and interpretation is close to completion. The result of this survey and an earlier 3 -D seismic survey will set the location for an exploration well to be drilled in the fourth quarter of 2002. Existing production facilities on the adjacent production concession can be utilised for commercial production from the permit.

The Company is developing a growing presence in Italy and continues to seek attractive onshore prospects to add to its Italian portfolio. The cost of entry into the onshore market is low, with the potential of delivery of commercial production into a domestic market at attractive sales prices.

USA

In 2001 JKX acquired a 60 per cent interest in four properties (Penney, Luther, Southwest Wellston and WEHLU) in Oklahoma and a 34.4 per cent interest in the Center Deep Federal Unit in Texas. Production of oil and gas has been achieved in both States with total production in the period of 16,932 boe net to JKX. The average realised price for oil is $25.30per barrel and, despite significant market fluctuations, an average realised price for gas of $2.84per MCF over the period.

Three of the four Oklahoma properties (Penney, Luther and South West Wellston) are being redeveloped utilising a de-watering technique which is being successfully employed by other operators in central Oklahoma. The initial programme which included five wells (four producers and one water disposal well) has been successfully completed. Production has been established from three wells and one has been abandoned. Three further wells have now been drilled in the second phase of the appraisal programme, with two scheduled for completion as producers in the next two months. The Company is optimistic that the steady refinement in targeting optimum well locations will lead to a commercially attractive, low-cost operation, similar to or better than achieved by other operators in the area.

The fourth Oklahoma property, the West Edmond Hunton Lime Unit (WEHLU) represents the second of our Oklahoma projects. The initial two well appraisal programme targeted a deeper horizon not previously exploited in the earlier development of the Unit. Disappointingly, both wells found this zone tight, but production has been established from the overlying Bois D'Arc formation in one of the two wells. A further well has now been drilled to evaluate further the commerciality of a multi-well programme to redevelop this horizon.

The Center Deep Federal Unit in East Texas comprises 11,290 acres and is one of the largest federal units formed in Texas in recent times. The first well on the Unit came on stream in November at an initial rate of 2.5 MMcfd and continues to produce, with gas being sold to a major power company. Acid stimulation is planned to improve the well's productivity prior to drilling a second well in the third quarter of 2002.

Rapid achievement of production from the Company's first three projects in the region has reinforced the view that the USA is ideally suited to provide the Company with a low risk revenue stream to balance the political and commercial risk environment in which JKX's main producing asset is located.

Prospects

In addition to developing its USA and Italian portfolios, the Company is examining the potential for utilising its FSU expertise in new projects in Russia and Azerbaijan. JKX re-opened its representative office in Moscow in October 2001 and is evaluating a number of onshore oil, gas and energy projects. JKX has also initiated a dialogue with the Azerbaijan authorities in order to see if a suitable onshore project can be identified for detailed consideration.

Outlook

The continuing evolution of the commercial, legal and fiscal framework in Ukraine will dictate the rate of development of JKX's assets in Ukraine; this will continue to be the primary operating focus in the coming year. Drilling successes in the USA and Italy will set the pace for development of our North America and Italian portfolios. I recognise that corporate acquisition opportunities in the FSU, particularly in Russia, may provide a route to rapid growth, if suitable projects and partners are forthcoming.

I believe your Company is now well set to capitalise on the significant progress it has made over the last three years.

Financial Review

	Total	Second half	First half	Total
Production summary	2001	2001	2001	2000
Production				
Oil (Mbbl)	515	226	289	666
Gas (Bcf)	9.2	4.4	4.8	9.1
Oil equivalent (Mboe)	2,042	956	1,086	2,175
Daily production				
Oil (bopd)	1,411	1,226	1,599	1,821
Gas (MMcfd)	25	24	26	25
Oil equivalent (boepd)	5,594	5,197	5,997	5,943

	Total	Second half	First half	Total
	2001	2001	2001	2000
Operating results	$m	$m	$m	$m
Turnover				
Oil	11.1	4.4	6.7	16.2
Gas	11.6	5.5	6.1	6.6
Other	0.2	0.1	0.1	0.7
	22.9	10.0	12.9	23.5
Cost of sales				
Operating costs	(7.5)	(3.7)	(3.8)	(6.5)
Depletion and amortisation	(3.9)	(1.8)	(2.1)	(4.0)
Production based taxes	(0.7)	(0.4)	(0.3)	(1.7)
	(12.1)	(5.9)	(6.2)	(12.2)
Exceptional items	(1.3)	(0.4)	(0.9)	-
Operating expenses				
General and administration expenses	(3.8)	(2.1)	(1.7)	(3.4)
	(3.8)	(2.1)	(1.7)	(3.4)
Operating profit	5.7	1.6	4.1	7.9

	Total	Second half	First half	Total
Earnings	2001	2001	2001	2000
Net profit ($m)	5.9	1.7	4.2	7.5
Basic weighted average number of shares in issue (m)	133	133	133	133
Earnings per share (basic) (cents)	4.45	1.31	3.14	5.68
Earnings before interest, tax, depreciation and amortisation ($m)	10.0	3.7	6.3	11.5

	Total	Second half	First half	Total
Realisations	2001	2001	2001	2000
Oil (boe)	$21.08*	$18.88*	$22.83*	$24.46*
Gas (per Mcf)	$1.25	$1.26	$1.24	$0.81

*Oil prices are net of all transportation, shrinkage and brokerage charges

	Total	Second half	First half	Total
Cost of production ($/boe)	2001	2001	2001	2000
Production costs	$2.07*	$2.32*	$1.86*	$1.78*
Depletion and amortisation	$1.88	$1.88	$1.89	$1.83
Production based taxes	$0.33	$0.35	$0.34	$0.78

*Production costs relate to the operating costs attributable to oil and gas turnover.

Cash flow	Total 2001	Second half 2001	First half 2001	Total 2000
Operating cash flow ($m)	10.5	5.1	5.4	14.6
Operating cash flow per share (cents)	7.9	3.8	4.1	11.0
Capital expenditure ($m)	12.0	5.8	6.2	6.8

Balance sheet	Total 2001	Second half 2001	First half 2001	Total 2000
Net debt/(cash) ($m)	(9.2)	(9.2)	(10.8)	(13.1)
Net debt/(cash) to equity (%)	(16.2)	(16.2)	(19.7)	(25.6)
Return on average capital employed (%)	11.4	6.4	16.5	16.7

Group profit and loss account

	Total 2001 $000	Total 2000 restated $000
Turnover	22,868	23,521
Cost of sales - excluding exceptional items	(12,047)	(12,195)
- exceptional items	(1,331)	-
Total cost of sales	(13,378)	(12,195)
Gross profit	9,490	11,326
Operating expenses		
General and administrative expenses	(3,747)	(3,458)
Operating profit	5,743	7,868
Loss on disposal of fixed asset investments	-	(590)
Interest receivable	407	397
Interest payable	(253)	(158)
Profit on ordinary activities before taxation	5,897	7,517
Taxation on profit on ordinary activities	-	-
Profit for the year after taxation	5,897	7,517
Minority interest	17	8
Retained profit for the year attributable to members of the parent company	5,914	7,525
Earnings per share - basic earnings per 10p ordinary share (in cents)	4.45	5.68
- diluted earnings per 10p ordinary share (in cents)	4.37	5.62

Group statement of total recognised gains and losses

There are no recognised gains or losses attributable to the Shareholders of the Company other than the profit of $5,914,000 for the year ended 31 December 2001 (2000: $7,525,000).

Group reconciliation of movement in shareholders' funds

	2001 $000	2000 restated $000
Total recognised gains	5,914	7,525
Other movements:		
New shares issued	60	-
Share premium arising on issue of new shares	14	-
Share issue expenses	-	(8)
Total movement during the year	5,988	7,517
Shareholders' funds at 1 January	51,316	43,799
Shareholders' funds at 31 December	57,304	51,316

Balance sheet

	Group 2001 $000	Group 2000 restated $000
Fixed assets		
Intangible assets	15,539	6,258
Tangible assets	28,705	29,244
Investments	762	248
	44,376	35,750

Current assets		
Stocks	151	312
Debtors	6,802	5,196
Cash at bank and in hand	10,193	15,164
	17,146	20,672
Current liabilities		
Creditors falling due within one year	(4,166)	(5,037)
Net current assets	12,980	15,635
Total assets less current liabilities	57,356	51,385
Minority interests - equity	(52)	(69)
	57,304	51,316
Capital and reserves		
Called-up share capital	19,882	19,822
Share premium account	13,180	87,671
Merger reserve	30,680	30,680
Profit and loss account	(6,438)	(86,857)
Total equity shareholders' funds	57,304	51,316

Lord Fraser
B J Burrows
Directors
26 March 2002

Group cash flow statement

	Note	2001 $000	2000 restated $000
Net cash inflow from operating activities	6	10,465	14,640
Returns on investments and servicing of finance			
Interest received		405	397
Interest paid		(253)	(158)
		152	239
Taxation		-	-
Capital expenditure and financial investment			
Capital expenditure on fixed assets		(12,911)	(6,842)
Prepayment on PPC investment		(1,700)	-
Proceeds on disposal of investments		-	3,853
		(14,611)	(2,989)
Net cash (outflow)/inflow before use of management of liquid resources and financing		(3,994)	11,890
Management of liquid resources			
Decrease/(increase) in short term deposits		4,253	(11,615)
Financing			
Receipts from the issue of new shares		74	-
Share issue costs		(28)	(7)
Repayment of borrowings		(1,023)	(177)
		(977)	(184)
(Decrease)/increase in cash		(718)	91

	Note	2001 $000	2000 restated $000
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash		(718)	91
Repayment of long term loans		1,023	177
Cash (outflow)/inflow from short term deposits		(4,253)	11,615
Change in net debt resulting from cash flows		(3,948)	11,883
Exchange differences		-	100
Movement in net funds		(3,948)	11,983
Net funds at 1 January		13,135	1,152
Net funds at 31 December	7	9,187	13,135

Notes to the accounts

1. Fundamental uncertainty

Ukraine is an emerging market economy, and its legislation and business practices regarding banking operations, foreign currency transactions and taxation is constantly evolving as the government attempts to manage the economy. Risks inherent in conducting business in an emerging market economy include, but are not limited to, volatility in the financial markets and the general economy. Uncertainties over the development of the tax and legal environment, as well as difficulties associated with the consistent application of current laws and regulations have continued. Assets based in Ukraine represent approximately 48% of the Group's assets.

The details regarding the uncertainties surrounding the Company's title to the PPC Shareholding are given in note 8. The Group's operations and financial position may be affected by these uncertainties. Other than for doubtful debts provided for and disclosed, the Group's financial statements as of 31 December 2001 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from these uncertainties.

2. Turnover

Turnover represents amounts invoiced net of value added and similar taxes for the Group's share of oil and gas sales.

3. Segmental analysis

	Turnover by source		Turnover by destination		Profit/(loss) before taxation		Net asset	
	2001	2000 restated	2001	2000 restated	2001	2000 restated	2001	200 restate
	$000	$000	$000	$000	$000	$000	$000	$00
UK	170	563	170	563	(2,098)	1,344	12,931	15,04
Ukraine	22,344	22,774	11,524	6,921	8,142	6,938	27,682	29,93
Georgia	-	184	-	184	(34)	75	4,021	3,50
USA	354	-	354	-	2	-	10,423	
Rest of world	-	-	10,820	15,853	(115)	(840)	2,247	2,83
	22,868	23,521	22,868	23,521	5,897	7,517	57,304	51,31

4. Taxation on profit on ordinary activities

No liability to UK or overseas taxation has arisen during 2001 due to the availability of tax losses brought forward (2000: $nil) and availability of Group relief.

Taxes charged on production of hydrocarbons are included in the cost of sales.

5. Earnings per share

The calculation of profit per ordinary share for 2001 is based on the profit after tax and minority interests of $5.9 million (2000: $7.5 million) on 132,959,700 ordinary shares (2000: 132,687,878) being the weighted average number of shares in issue during the year.

The diluted earnings per share for 2001 is based on the profit after tax and minority interest of $5.9 million (2000: $7.5 million) on 135,414,700 (2000: 133,971,878) ordinary shares, calculated as follows:

	2001	2000
Basic weighted average number of shares	132,959,700	132,687,878
Dilutive potential ordinary shares:		
Other share options	2,455,000	1,284,000
	135,414,700	133,971,878

Of the 2,963,899 outstanding share options at 31 December 2001 only 2,455,000 have a dilutive effect.

6. Reconciliation of operating profit to net cash inflow from operating activities

	2001 $000	2000 restated $000
Operating profit	5,743	7,868
Depreciation	4,247	4,286
Loss on disposal of fixed assets	35	-
Exchange differences	52	253
Decrease in operating debtors	94	2,931
Increase/(decrease) in operating creditors	132	(1,031)
Decrease in stocks	162	333
Net cash inflow from operating activities	10,465	14,640

7. Reconciliation of net cash flow to movement in net funds

	At 1 January 2001	Cash flow	Other non -cash movements	Exchange differences	At 31 December 2001

	$000	$000	$000	$000	$000
Cash	1,210	(718)	-	1	493
Short-term deposits	13,954	(4,253)	-	(1)	9,700
Cash at bank and in hand	15,164	(4,971)	-	-	10,193
Loans	(2,029)	1,023	-	-	(1,006)
	13,135	(3,948)	-	-	9,187

8. Post balance sheet events

PPC Shareholding

On 12 February 2002, JKX was informed that its wholly -owned subsidiary, JP Kenny Exploration and Production Ltd ('JPK'), successfully registered its increased 66.2% shareholding in its Ukrainian subsidiary, Poltava Petroleum Company ('PPC '), with the relevant Ukrainian authorities. JPK's legal ownership of the 66.2% shareholding in PPC was recognised by the Supreme Court of Artibration of Ukraine in its rulings of the 27 June 2001.

The Company believes that the registration brings to a close the events surrounding a sustained two-year attack on its Ukrainian investment which has included illegal attempts to expropriate its original 49% holding in PPC, and blocking of the registration of its increased shareholding in PPC. The cost to the Company to secure its PPC asset has been significant, approximately US$5 million over the last 24 months. As outlined in the Chairman's statement the Directors believe that there will be continuing efforts to attack our legal holding in PPC by influential private Ukranian interests who are seeking to defraud our shareholders of investments by JKX in Ukraine.

9. Basis of Preparation

The above financial information does not represent statutory accounts within the meaning of s240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2000, those accounts on which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies. During 2001 the Company changed its reporting currency to US Dollars, the functional currency of the Group.

The financial information has been prepared on the basis of the accounting policies set out in the group's 2000 statutory accounts including the adoption of FRS18 'Accounting Policies'.

10. External Audit

The group's external auditors, Ernst & Young LLP have confirmed that they have reviewed this preliminary announcement and they anticipate signing an unqualified opinion on the audited accounts for the group ended 31 December 2001.

Glossary

Mcf	Thousand cubic feet
Bcf	Billion cubic feet
cfpd	Cubic feet per day
MMcfd	Million cubic feet per day
Mbbl	Thousands of barrels
MMbbl	Millions of barrels
bopd	Barrels of oil per day
boe	Barrels of oil equivalent
Mboe	Thousands of barrels of oil equivalent
MMboe	Millions of barrels of oil equivalent
MMscf/d	Million standard cubic feet per day
boepd	Barrels of oil equivalent per day
sq.km	Square Kilometre

$	United Stated Dollars
LIBOR	London Interbank Offered Rate
US	United States

Conversion factors

6,000 standard cubic feet of gas = 1 boe

JKX Oil & Gas PLC
25 April 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

DR PAUL DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DR PAUL DAVIES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SEE BELOW

7) Number of shares/amount of stock acquired

151,312

8) (0.117%) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

ORDINARY 10P SHARES

12) Price per share

17.0p

13) Date of transaction

15/04/02

14) Date company informed

15/04/02

15) Total holding following this notification

3,511,322

16) Total percentage holding of issued class following this notification

2.72%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 APRIL 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

ROBERT NICOL DALL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ROBERT NICOL DALL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SEE BELOW

7) Number of shares/amount of stock acquired

41,982

8) (0.033%) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %)
of issued Class

11) Class of security

ORDINARY 10P SHARES

12) Price per share

17.0P

13) Date of transaction

15/04/02

14) Date company informed

15/04/02

15) Total holding following this notification

108,648

16) Total percentage holding of issued class following this notification

0.084%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 APRIL 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

BRUCE JAMES BURROWS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

BRUCE JAMES BURROWS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SEE BELOW

7) Number of shares/amount of stock acquired

41,982

8) (0.033%) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

ORDINARY 10P SHARES

12) Price per share

17.0P

13) Date of transaction

15/04/02

14) Date company informed

15/04/02

15) Total holding following this notification

141,982

16) Total percentage holding of issued class following this notification

0.110%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 APRIL 2002

Attachment to Schedule 11 announcement, 25th April, 2002

JKX OIL & GAS PLC
Re: Dr Paul Davies

Exercise of 151,312 executive share options at 17.0p. Dr Davies surrendered a balance of 695,688 options outstanding at this exercise price for which the company made a compensating payment (related to the average bid price on 10th, 11th and 12th of April 2002) of £50,437. The net proceeds of this surrender were used in full by Dr Davies to meet exercise costs.

JKX OIL & GAS PLC
Re: Robert Nicol Dall

Exercise of 41,982 executive share options at 17.0p. Mr Dall surrendered a balance of 193,018 options outstanding at this exercise price for which the company made a compensating payment (related to the average bid price on 10th, 11th and 12th of April 2002) of £13,994. The net proceeds of this surrender were used in full by Mr Dall to meet exercise costs.

JKX OIL & GAS PLC
Re: Bruce James Burrows

Exercise of 41,982 executive share options at 17.0p. Mr Burrows surrendered a balance of 193,018 options outstanding at this exercise price for which the company made a compensating payment (related to the average bid price on 10th, 11th and 12th of April 2002) of £13,994. The net proceeds of this surrender were used in full by Mr Burrows to meet exercise costs.

15 May 2002

JKX Oil & Gas plc

AGM STATEMENT

Speaking at the Annual General Meeting today, JKX Oil & Gas Chairman, the Rt. Hon. Lord Fraser of Carmyllie Q.C. said:

'I would like to reiterate the pleasure I expressed in my Annual Report Statement in reporting a third consecutive profitable year for your Company. I believe this to be a significant achievement.

'Looking forward, your Company remains focused on its strategy of maximizing value from its assets in the former Soviet Union, whilst seeking further growth of our production and cash flow through development of the interests acquired in the United States and Italy. As indicated in the Annual Report, further options under investigation to accelerate this strategy include the sourcing of opportunities in Russia and Azerbaijan, and potential corporate acquisition. I will of course keep you informed of any progress made in these efforts.

'Finally, I would like to re-confirm my statement in the Annual Report that in recognition of the Company's strong performance over the last three years and the continued support from shareholders, the Board intends to recommend a dividend of 0.25p per share at the coming half year, providing no unforeseen events occur between today and that time.'

Press Enquiries: Jackie Range 020 7930 0777

The Ultimate Company Announcement Service

JKX Oil & Gas PLC
17 May 2002

DEALINGS BY DIRECT ORS

03 JAN 15 AM 8:54

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

DR PAUL DAVIES

3) Please state whether notification ind icates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's s pouse or children under the age of 18 or in respect of an non -beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them . (If notified)

N/A

5) Please state whether notification rel ates to a person(s) connected with the Director named in 2 above an d identify the connected person(s)

N/A

6) Please state the nature of the transa ction. For PEP transactions please indicate whether general/singl e co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notifica tion

N/A

16) Total percentage holding of issued cl ass following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIO NS BY THE COMPANY PLEASE COMPLETE THE FOLLOWIN G BOXES

17) Date of grant

11/02/02

18) Period during which or date on which exercisable

11/02/05 - 11/02/12

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures i nvolved: class, number.

900,000 ORDINARY 10p SHARES

21) Exercise price (if fixed at time of g rant) or indication that price is to be fixed at time of exercise

16.75p

22) Total number of shares or debentures over which options held following this notification

900,000 ORDINARY 10p SHARES

23) Any additional information

SEE ATTACHMENT A.

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised comp any official responsible for making this notification

Date of Notification 17/05/2002

DEALINGS BY DIRECT ORS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

BRUCE JAMES BURROWS

3) Please state whether notification ind icates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's s pouse or children under the age of 18 or in respect of an non -beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them . (If notified)

N/A

5) Please state whether notification rel ates to a person(s) connected with the Director named in 2 above an d identify the connected person(s)

N/A

6) Please state the nature of the transa ction. For PEP transactions please indicate whether general/singl e co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notifica tion

N/A

16) Total percentage holding of issued cl ass following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIO NS BY THE COMPANY PLEASE COMPLETE THE FOLLOWIN G BOXES

17) Date of grant

11/02/02

18) Period during which or date on which exercisable

11/02/05 - 11/02/12

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures i nvolved: class, number.

575,000 ORDINARY 10p SHARES

21) Exercise price (if fixed at time of g rant) or indication that price is to be fixed at time of exercise

16.75p

22) Total number of shares or debentures over which options held following this notification

695,000 ORDINARY 10p SHARES

23) Any additional information

SEE ATTACHMENT A.

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised comp any official responsible for making this notification

Date of Notification 17/05/2002

DEALINGS BY DIRECT ORS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

ROBERT NICOL DALL

3) Please state whether notification ind icates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's s pouse or children under the age of 18 or in respect of an non -beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them . (If notified)

N/A

5) Please state whether notification rel ates to a person(s) connected with the Director named in 2 above an d identify the connected person(s)

N/A

6) Please state the nature of the transa ction. For PEP transactions please indicate whether general/singl e co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notifica tion

N/A

16) Total percentage holding of issued cl ass following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIO NS BY THE COMPANY PLEASE COMPLETE THE FOLLOWIN G BOXES

17) Date of grant

11/02/02

18) Period during which or date on which exercisable

11/02/05 - 11/02/12

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures i nvolved: class, number.

375,000 ORDINARY 10p SHARES

21) Exercise price (if fixed at time of g rant) or indication that price is to be fixed at time of exercise

16.75p

22) Total number of shares or debentures over which options held following this notification

635,526 ORDINARY 10p SHARES

23) Any additional information

SEE ATTACHMENT A.

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised comp any official responsible for making this notification

Date of Notification 17/05/2002

JKX OIL & GAS PLC

Attachment A:

The split of the options awarded on 11/02 /02 in the New Approved Share Option Scheme and New Unapproved Share Option Sc heme, and subject to the respective schemes rules and conditions, as notified to shareholders on 01/11/01 is as follows:

Director	Options awarded under	Options awarded under	Total

	New Approved Share Option Scheme	New Unapproved Share Option Scheme	
Dr Paul Davies	179,104	720,896	900,000
Bruce Burrows	179,104	395,896	575,000
Robert Dall	179,104	195,896	375,000

27 June 2002

JKX OIL & GAS PLC ('JKX')

ANNOUNCES

JKX announces that on 26th June 2002 it purchased for cancellation 550,000 ordinary shares of 10p each at an average price of 18.0909p per share. This purchase was made pursuant to the authority conferred at the Company's Annual General Meeting held on 15th May 2002.

For further information, please contact:

Bruce Burrows	Finance Director	020 7323 4464
Press Enquiries:	Anthony Cardew, Cardew & Co.	020 7930 0777

16 August 2002

JKX Oil & Gas plc

JKX Oil & Gas plc will be announcing their interim results for the half year ended 30th June 2002 on Thursday 12th September 2002.

For further information please contact:

Jackie Range	Cardew&Co.	0207 930 0777

JKX Oil & Gas PLC
12 September 2002

12 September 2002

JKX Oil & G as Plc

INTERIM RE SULTS

for

the six months to 30th June 2002

	2002	2001
Turnover	$9.2m	$12.9m
Operating profit	$1.7m	$4.1m
Retained profit	$3.7m	$4.2m
Basic earnings per share	2.8 cents	3.1 cents
Interim dividend	0.25 pence	-

JKX Chief Executive Dr Paul Davies said:

'The first six months were a period of su bstantial progress for JKX. We confirmed our majority equity control of Poltova Petroleum Company and recommenced the development programme whi ch will lead to increased production in the second half. The payment of a divide nd for the first time underlines my confidence that JKX will deliver increasi ng value to shareholders.'

For further information please contact:

Dr Paul Davies	J KX Oil & Gas	020 7323 4464
Bruce Burrows	J KX Oil & Gas	020 7323 4464
Anthony Cardew/Jackie Range	C ardew & Co.	020 7930 0777

CHAIRMAN'S STATEMENT

I am pleased to report a robust first hal f-year for the Company and the payment of our first dividend. Profitability was lower than in the corresponding period of 2001 due to weaker oil prices and a re duced level of production resulting from the Company's deferral of the work p rogramme in Ukraine. Decline in Ukrainian production is now being reverse d with recommencement of the development programme of our subsidiary, Poltava Petroleum Company (PPC), following JKX's acquisition of majority e quity control in February this year.

Encouraging progress has been made on our projects in Oklahoma, USA, with new wells contributing to a steady rise in pr oduction which is expected to continue throughout the year.

A number of projects have been identified in Russia and Azerbaijan and I am optimistic one of these will be selected for detailed negotiation before the end of the year.

Results

The financial highlights of the first hal f-year are:

- Turnover of $9.2million ($12.9 millio n);
- Operating profit of $1.7million ($4.1 million);
- Increased capital expenditure of $8.3 million ($6.2million) funded solely from cash resources;
- Basic earnings per share of 2.8 cents (3.1 cents);
- Interim dividend of 0.25p per share (nil);
- Retained profit of $3.7million ($4.2m illion)

Production and Realisations: Average prod uction in the first half -year of 5,075 boepd (5,997 boepd) has been maintained m aterially at the level reported for the second half of 2001 (5,197 boepd). Avera ge realisations of $20.28/bbl for oil ($22.83/bbl) reflect the weakening in int ernational oil prices in the period. Average realisations for gas of $1.24/Mcf remained firm ($1.24/Mcf).

Capital Expenditure: The Company's capital expenditure in the period increased to $8.3million ($6.2million). This was funded solely from cash flow and the Company's cash resources. Expenditure comprises development activities in Ukraine, USA and Italy and expenditure relating to increasing JKX's holding in PPC.

Retained Profit: The retained profit of $3.7million ($4.2million) is stated after the dividend payment of $0.5million and the requisite $2.4million adjustment to minority interests as a result of the Company's increased shareholding in PPC which was announced on 12th February 2002.

Dividend Policy and Share Buy Back

In line with your Board's policy of returning value to shareholders, the Company bought back 550,000 ordinary shares at an average price of 18 pence per share and is declaring an interim dividend of 0.25 pence per share. The dividend will be paid on 31st of October to shareholders who are on the Company's Register of Members at the close of business on 4th of October

The payment of a dividend reflects the Board's confidence in maintaining the Company's four year track record of profitability, cash generation and the recently obtained majority equity holding in PPC. Our policy is to continue payment of dividends providing these factors continue to prevail.

Operations

Ukraine: Production in the first half of 2002 was materially unchanged from the preceding half-year. PPC continues to export 100 % of its oil production to Poland and to sell 100 % of its gas production into the domestic market.

Equipment to upgrade field processing facilities was fabricated in Canada and transported to Poltava in the period. Installation and commissioning of this dew point control equipment was completed in July during the scheduled annual field maintenance shut-down.

Although the Company has successfully repulsed several legal challenges to its 66.2% registered shareholding during the period, I expect challenges from private Ukrainian interests to continue throughout the remainder of the year.

USA: Development activities have continued on our two Oklahoma projects in the Penney and WEHLU areas (JKX:60%).

Three development wells and one water dis posal well were drilled on Penney. Two of these development wells have been sele cted for completion. The first of these wells was completed with production in excess of expectations, and on-going production is being sold into the l ocal market; work on the completion of the second well is underway. Activity by other companies remains high in the area, and agreements have been signed est ablishing Areas of Mutual Interest (AMI's) with two of these operators. In a ccordance with these agreements, we expect the majority of future wells will be drilled jointly, thereby spreading risk and offering the opportunity to acce lerate the pace of development.

On WEHLU, a further development well was successfully drilled and completed with production being sold into the local mark et. Planning for the next well on WEHLU is on track.

In East Texas, production continues from the first well on the Center Deep Unit (JKX:34.4%). A re-entry was made to an existing well on the Unit to gather further data for the second new well whic h is currently planned for the first quarter of 2003. During the fourth quart er of 2002, another operator plans to drill a new well east of the Unit , less than 3,000 feet from the Unit boundary. Data from this well will be available pri or to a final commitment by JKX to the second well on the Unit.

Progress to date continues to reinforce t he Board's view that the low risk revenue stream from our US projects can p rovide a meaningful balance to the political and commercial risks inherent i n the former Soviet Union which remains our main operating and development focus.

Italy: In line with the programme announc ed in our 2001 Annual Report, ENI has completed interpretation of the 39 sq km 3-D seismic survey shot over the Civita permit (JKX:30%). A location has been se lected for the first new well on the permit which is now scheduled for spuddin g in the first quarter of 2003.

The Company expects to assume operatorshi p of the Fiume Tevere permit before the end of the year, and is planning to initi ate a work programme shortly thereafter. In light of this, the Compan y is considering increasing its working interest in the permit. The Fiume Arrone permit has now been issued.

I am pleased with the Company's progress to date in implementing the policy of developing a presence in the Italian gas market in order to broaden our asset portfolio.

Georgia: Anadarko Petroleum continues to refine its interpretation of the 2,300km 2-D seismic survey shot over the 8,900 sq k m licence on the Georgian Black Sea shelf (JKX: 4% net profit inter est). In parallel, Anadarko is planning the next phase of its work progr amme commitment and seeking partners to participate in the exploration programme.

JKX continues to seek farm -in partners to participate in further exp loration of its 2,255 sq km onshore Kartli licence (J KX: 100%).

Current and Future Activity

The upgrading of the PPC field processing facilities by installation of dew point control equipment has lifted averag e production in excess of 15 % since the end of the reporting period. In addi tion, a drilling rig has now been mobilised from Poland and a spud date for the new well is scheduled for October. Side-tracking of two existing wells will follo w to complete the work programme for increasing oil and gas production thi s year.

Development activity in Oklahoma continue s with one completion and the drilling of two further wells planned for this yea r. Gross production from our US projects is currently in excess of 300 bo epd (JKX net: 190 boepd), a notable achievement in the 18 month period since initiating investment in the area.

Outlook

Your Board remains committed to overcomin g the difficulties inherent in operating in Ukraine and proceeding with full development of our Poltava asset. Continued development of production in th e USA will augment our overall cash generation and support the development of our projects in both the former Soviet Union and Italy. The Board is confiden t that its strategy will raise production and operating profit in the se cond half of the year and deliver increasing value to shareholders.

Rt Hon Lord Fraser of Carmyllie
Chairman

12 September 2002

Financial review

Production summary	1 H 2002	2H 2001	1H 2001
Production			
Oil (Mbbl)	193	226	289
Gas (Bcf)	4.4	4.4	4.8
Oil equivalent (Mboe)	919	956	1,086
Daily production			
Oil (bopd)	1,065	1,226	1,599
Gas (MMcfd)	24	24	26
Oil equivalent (boepd)	5,075	5,197	5,997

	1 H 2002	2H 2001	1H 2001
Operating results	$ m illion	$ million	$ million
Turnover			
Oil	3.8	4.4	6.7
Gas	5.3	5.5	6.1
Other	0.1	0.1	0.1
	9.2	10.0	12.9
Cost of sales			
Operating costs	(3.5)	(3.7)	(3.8)
Depletion and amortisation	(1.8)	(1.8)	(2.1)
Production based taxes	(0.3)	(0.4)	(0.3)
	(5.6)	(5.9)	(6.2)
Exceptional (provision)/release of doubtf ul debts	0.2	(0.4)	(0.9)
	0.2	(0.4)	(0.9)
Operating expenses			
General and administration expenses	(2.1)	(2.1)	(1.7)
	(2.1)	(2.1)	(1.7)
Operating profit	1.7	1.6	4.1

	1 H 2002	2H 2001	1H 2001
Earnings			
Net profit ($ million)	3.7	1.7	4.2
Basic weighted average number of shares i n issue (millions)	132	133	133
Earnings per share (cents)	2.78	1.31	3.14
Earnings before interest, tax, depreciati on and amortisation ($ million)	5.7	3.7	6.3

Realisations	1 H 2002	2H 2001	1H 2001

Oil (per barrel)	* $20.28	*$18.88	*$22.83
Gas (per Mcf)	$1.24	$1.26	$1.24

*Oil prices are net of all transportation , shrinkage and brokerage charges.

Cost of production ($/boe)	1 H 2002	2H 2001	1H 2001
Production costs	*$2.46	*$2.32	*$1.86
Depletion and amortisation	$1.95	$1.88	$1.89
Production based taxes	$0.36	$0.35	$0.34

*Production costs relate to the operating costs attributable to oil and gas turnover.

Cash flow	1H 2 002	2H 2001	1H 2001
Operating cash flow ($ millions)	2.9	5.1	5.4
Operating cash flow per share (cents)	2.2	3.8	4.1
Capital expenditure ($ millions)	8.3	5.8	6.2

Balance sheet	1 H 2002	2H 2001	1H 2001
Net debt/(cash) ($ millions)	(4.7)	(9.2)	(10.8)
Net debt/(cash) to equity (%)	(7.8)	(16.0)	(19.7)
Return on average capital employed (%)	12.6	6.4	16.5

Group profit and loss account

		Note	Six mo nths to 30 June 2002 $'000	Six months to 30 June 2001 $'000	Year to 31 Dec 2001 $'000
Turnover		1	9,239	12,859	22,868
Cost of sales	- excluding exceptional items		(5,553)	(6,2 09)	(12,047)
	- exceptional release/(provision) of doubt ful debts		153	(8 43)	(1,331)
			(5,400)	(7,052)	(13,378)
Gross profit			3,839	5,807	9,490
Operating expenses					

	Note			
General and administrative expenses		(2,105)	(1,714)	(3,747)
Operating profit		1,734	4,093	5,743
Interest receivable		46	287	407
Interest payable		(37)	(207)	(253)
Profit on ordinary activities before taxa tion		1,743	4,173	5,897
Taxation on profit on ordinary activities	3	-	-	-
Profit for the year after taxation		1,743	4,173	5,897
Minority interest		2,407	-	17
Retained profit for the year attributable to members of the parent company		4,150	4,173	5,914
Ordinary dividends on equity shares		(494)	-	-
Retained profit for the year		3,656	4,173	5,914
Earnings per share (in cents) - basic earnings per 10p ordinary share	4	2.78	3.14	4.45
- diluted earnings per 10p ordinary share (in cents)	4	2.72	3.14	4.37

Group statement of total recognised gains and losses

There are no recognised gains or losses a ttributable to the shareholders of the Company other than the retained profit of $3,656,000 for the six months ended 30 June 2002 (2001: $4,173,000).

Balance sheet

	As at 3 0 June 2002 $'000	As at 30 June 2001 $'000	As at 31 Dec 2001 $'000
Fixed assets			
Intangible assets	17,148	11,705	15,539
Tangible assets	35,152	27,714	28,075
Investments	762	533	762
	53,062	39,952	44,376
Current assets			
Stocks	58	212	151
Debtors	5,403	7,228	6,802
Cash at bank and in hand	5,224	11,816	10,193
	10,685	19,256	17,146
Current liabilities			

Creditors falling due within one year	(3,522)	(4,328)	(4,166)
Net current assets	7,163	14,928	12,980
Total assets less current liabilities	60,225	54,880	57,356
Minority interests - equity	(40)	(6 9)	(52)
	60,185	54,811	57,304
Capital and reserves			
Called-up share capital	19,375	19,383	19,882
Share premium account	13,230	87,433	13,180
Merger reserve	30,680	30,680	30,680
Capital reserve	585	-	-
Profit and loss account	(3,685)	(82,685)	(6,438)
Total shareholders' funds	60,185	54,811	57,304

Cash Flow Statement

	Note	Six mo nths to 30 June 2002 $'000	Six months to 30 June 2001 $'000	Year to 31 Dec 2001 $'000
Net cash inflow from operating activities (restated)	5	2,857	5,415	10,465
Returns on investment and servicing of fi nance		9	78	152
Taxation		-	-	-
Capital expenditure and financial investm ent		(6,588)	(7,857)	(14,611)
Proceeds on disposal		-	-	-
Management of liquid resources		5,262	4,520	4,253
Financing		(1,248)	(985)	(977)
Increase/(decrease) in cash in the period		292	1,171	(718)
Reconciliation of cash flow to movement i n net debt				
Increase/(decrease) in cash in the period		292	1,171	(718)
Cash inflow from debt and lease financing		453	1,022	1,023
Cash flow from (decrease)/increase in liq uid resources		(5,262)	(4,520)	(4,253)
Change in net funds resulting from cash f lows		(4,517)	(2,327)	(3,948)
Translation difference		-	-	-
Movement in net funds in period		(4,517)	(2,327)	(3,948)
Net funds at beginning of period		9,187	13,136	13,135
Net funds at end of period	6	4,670	10,809	9,187

Notes to the accounts

1. Turnover

Turnover represents amounts invoiced net of value added and similar taxes for the Group's share of oil and gas sales.

2. Segmental analysis

	Turnover by source		Turnover by destination		Profit /(loss) before taxation		Net assets	
	1H 2002	1 H 2001	1H 2002	1H 2001	1H 2002	1H 2001	1H 2002	1H 2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
UK	145	105	145	105	(1,529)	(1,619)	10,631	14,168
Ukraine	8,815	12,636	4,997	5,772	5,434	5,736	29,930	27,607
Georgia	-	-	-	-	(25)	-	4,189	3,700
USA	279	118	279	118	(292)	(7)	12,055	7,085
Rest of world	-	-	3,819	6,864	68	63	3,380	2,251
	9,239	12,859	9,239	12,859	3,656	4,173	60,185	54,811

3. Taxation

No liability to UK or overseas taxation has arisen during the six months ended 30 June 2002 due to the availability of tax losses brought forward. Taxes charged on production of hydrocarbons are included in the cost of sales.

4. Earnings per share

The calculation of profit per ordinary share for the six months ended 30 June 2002 is based on the weighted average number of shares in issue during the period of 131,525,329 (30 June 2001:132,751,506; 31 December 2001: 132,959,700) and the profit for the relevant period.

The diluted earnings per share for the six months ended 30 June 2002 is based on 134,465,329 (30 June 2001: 132,751,506; 31 December 2001: 135,414,700) ordinary shares calculated as follows:

	30 June	30 June	31 Dec

	2002	2001	2001
Basic weighted average number of shares	131,52 5,329	132,751,506	132,959,700
Dilutive potential ordinary shares:			
Other share options	2,94 0,000	-	2,455,000
	134,46 5,329	132,751,506	135,414,700

5. Reconciliation of operating profit to net cash inflow from operating activities

	Six mon ths to 3 0 June 2002 $'000	Six months to 30 June 2001* $'000	Year to 31 Dec 2001 $'000
Operating profit	1,734	4,093	5,743
Depreciation and amortisation and loss on disposal	2,020	2,241	4,282
Exchange differences	94	18	52
Changes in working capital	(991)	(937)	388
Net cash inflow from operating activities	2,857	5,415	10,465

*The net cash inflow from operating activ ities for the six months to 30 June 2001 has been restated to reflect the req uisite adjustments for expenditures related to securing the Company's increas ed shareholding in PPC.

6. Analysis of net funds

	At 1 J anuary 2002 $'000	Cash flow $'000	At 30 June 2002 $'000
Cash	493	293	786
Short term deposits	9,700	(5,263)	4,437
Cash at bank and in hand	10,193	(4,970)	5,223
Loans	(1,006)	453	(553)
	9,187	(4,517)	4,670

7. The interim statements have been prepa red on the basis of the accounting policies set out in the statutory account s of the Group for the year ended 31 December 2001, including the fundamental uncertainty included on page 33 of the 2001 Report and Accounts. As outlined in the 2001 Report and Accounts, the Directors continue to believe there will be ongoing efforts to attack our legal holding in PPC by influential private Ukr ainian interests. Those efforts continue to be vigorously defended by the Company.

8. Movements in the share premium, other reserves and profit and loss account during the period were as follows:

	Share Ca pital $ 000's	Merger Reserve $000's	Capital Redemption Reserve $000's	Share Premium $000's	Profit and loss account $000's	Total $000's
Group:						
At 1 January 2002	1 9,882	30,680	-	13,180	(6,438)	57,3 04
Share buy back	(585)	-	585	(5)	(903)	(907)
Issue of new shares	78	-	-	54	-	132
Profit for the period	-	-	-	-	4,150	4,150
Dividend	-	-	-	-	(494)	(494)
At 30 June 2002	1 9,375	30,680	585	13,230	(3,685)	60,185

9. The above financial information does n ot constitute statutory accounts as defined in section 240 of the Companies A ct 1985. The financial accounts information for the preceding year is bas ed on the statutory accounts for the financial year ended 31 December 2001. Th ose, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies. The auditors have carried out a review of the first half 2002 information and their report is included overleaf.

10. Copies of this interim report are bei ng sent to registered shareholders and further copies are available from the Com pany's registered office.

Registered office
6 Cavendish Square
London W1G 0PD

Independent review report to JKX Oil & Ga s plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which c omprises the Profit and Loss Account, Balance Sheet, Cash Flow Statement, State ment of Total Recognised Gains and Losses and the related notes 1 to 10. We have read the other information contained in the interim report and consi dered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financi al information contained therein, is the responsibility of, and has been appro ved by the directors. The directors are responsible for preparing the interim rep ort in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the prece ding annual accounts except where any changes, and the reasons for them, are di sclosed.

Review work performed

We conducted our review in accordance wit h guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board fo r use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial in formation and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless oth erwise disclosed. A review excludes audit procedures such as tests of control s and verification of assets, liabilities and transactions. It is subst antially less in scope than an audit performed in accordance with United Kingd om Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial informa tion.

Fundamental uncertainty

In forming our review conclusion, we have considered the adequacy of the disclosures made in the financial informa tion concerning the uncertainty regarding the carrying value and sharehol ding of the Group's Ukrainian oil and gas assets.

Details of the circumstances relating to this fundamental uncertainty are described in note 7.

Review conclusion

On the basis of our review we are not awa re of any material modifications that should be made to the financial informati on as presented for the six months ended 30 June 2002.

Ernst & Young LLP
London

12 September 2002

Glossary

Mcf	Thousand cubic feet
Bcf	Billion cubic feet
Cfpd	Cubic feet per day
MMcfd	Million cubic feet per day
Mbbl	Thousands of barrels
MMbbl	Millions of barrels
bopd	Barrels of oil per day
boe	Barrels of oil equivalent
Mboe	Thousands of barrels of oil equivalent
MMboe	Millions of barrels of oil e quivalent
boepd	Barrels of oil equivalent pe r day
sq.km	Square Kilometre
$	United States Dollars
US	London InterBank Offered Rat e
LIBOR	United States
Hryvna	The lawful currency of Ukrai ne

Conversion factors
6,000 standard cubic feet of gas = 1 boe

We welcome visits to our website

www.jkx.co.uk

30 SEPTEMBER 2002

JKX OIL & GAS PLC ('JKX')

ANNOUNCES

SPUDDING OF WELL ONSHORE UKRAINE

JKX Oil & Gas plc (JKX) announces the spudding on the 28th September of development Well 111 as part of its 2002 work programme at Poltava, onshore Ukraine. The well is scheduled to be completed in 35 days with a cost of US$2.5million, and is being funded from the Company's cash resources.

Production from Well 111 is anticipated to be in excess of 500 boepd and will be processed using existing field facilities. Oil production will be marketed under the existing export contract to Poland with gas production being sold into the domestic market. The well is located in the Ignatovskoye Field, which is one of the four fields licensed to JKX's Ukrainian subsidiary, Poltava Petroleum Company, which has been continuously producing oil and gas since 1995.

The 2002 work programme in Poltava comprises upgrading of field processing facilities and a drilling programme. As previously reported, installation of dew point control equipment was successfully completed in July and since then has increased oil and gas production by 15 per cent. Well 111 initiates the drilling phase of the programme and will be followed by the re -entry and sidetracking of two existing producing wells in the Ignatovskoye Field to increase oil recovery. Drilling will be performed by a Skytop TR80 rig under contract from the Polish Company, Oil & Gas Exploration Cracow (OGEC).

Well 111 is a vertical well, drilled on the north-west flank of the structure to a depth of 2,453m; the well location is adjacent to the village of Sokolova Balka. Its primary objective is the oil and gas bearing Visean carbonates which form the principal reservoir in the Ignatovskoye Field. The well is targeted to penetrate a total of 200m of the Visean reservoir, the lower 50m of this being oil bearing and the remainder gas bearing. The secondary objective for the well is the Devonian sands, which underlie the Visean formation. Well costs and performance are optimised by using a slim-hole well design and open -hole completion to ensure maximum communication with the secondary porosity of the Visean carbonates.

JKX Oil & Gas plc is an oil and gas exploration and production company listed on the London Stock Exchange. The company has licence interests in Ukraine, Georgia, Russia, Italy and United States.

E N D

Press Enquiries:

Anthony Cardew / Jackie Range   Cardew & Co.   020 7930 0777

JKX Oil & Gas PLC
12 November 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

DR. PAUL DAVIES

3) Please state whether notification ind icates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's s pouse or children under the age of 18 or in respect of an non -beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them . (If notified)

N/A

5) Please state whether notification rel ates to a person(s) connected with the Director named in 2 above an d identify the connected person(s)

N/A

6) Please state the nature of the transa ction. For PEP transactions please indicate whether general/singl e co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notifica tion

N/A

16) Total percentage holding of issued cl ass following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIO NS BY THE COMPANY PLEASE COMPLETE THE FOLLOWIN G BOXES

17) Date of grant

22/10/02

18) Period during which or date on which exercisable

22/10/05 - 22/10/12

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures i nvolved: class, number.

685,000 ORDINARY 10p SHARES

21) Exercise price (if fixed at time of g rant) or indication that price is to be fixed at time of exercise

17.00 PENCE

22) Total number of shares or debentures over which options held following this notification

1,585,000 ORDINARY 10p SHARES

23) Any additional information

N/A

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised comp any official responsible for making this notification

Date of Notification 12/11/2002

DEALINGS BY DIRECT ORS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

ROBERT NICOL DALL

3) Please state whether notification ind icates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's s pouse or children under the age of 18 or in respect of an non -beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them . (If notified)

N/A

5) Please state whether notification rel ates to a person(s) connected with the Director named in 2 above an d identify the connected person(s)

N/A

6) Please state the nature of the transa ction. For PEP transactions please indicate whether general/singl e co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notifica tion

N/A

16) Total percentage holding of issued cl ass following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIO NS BY THE COMPANY PLEASE COMPLETE THE FOLLOWIN G BOXES

17) Date of grant

22/10/02

18) Period during which or date on which exercisable

22/10/05 - 22/10/12

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures i nvolved: class, number.

255,000 ORDINARY 10p SHARES

21) Exercise price (if fixed at time of g rant) or indication that price is to be fixed at time of exercise

17.00 PENCE

22) Total number of shares or debentures over which options held following this notification

705,000 ORDINARY 10p SHARES

23) Any additional information

N/A

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised comp any official responsible for making this notification

Date of Notification 12/11/2002

DEALINGS BY DIRECT ORS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF DIRECTOR

BRUCE JAMES BURROWS

3) Please state whether notification ind icates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's s pouse or children under the age of 18 or in respect of an non -beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them . (If notified)

N/A

5) Please state whether notification rel ates to a person(s) connected with the Director named in 2 above an d identify the connected person(s)

N/A

6) Please state the nature of the transa ction. For PEP transactions please indicate whether general/singl e co PEP and if discretionary/non discretionary

GRANT OF OPTIONS

7) Number of shares/amount of stock acquired

N/A

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

N/A

10) (N/A %) of issued Class

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notifica tion

N/A

16) Total percentage holding of issued cl ass following this notification

N/A

IF A DIRECTOR HAS BEEN GRANTED OPTIO NS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWIN G BOXES

17) Date of grant

22/10/02

18) Period during which or date on which exercisable

22/10/05 - 22/10/12

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures i nvolved: class, number.

385,000 ORDINARY 10p SHARES

21) Exercise price (if fixed at time of g rant) or indication that price is to be fixed at time of exercise

17.00 PENCE

22) Total number of shares or debentures over which options held following this notification

1,015,745 ORDINARY 10p SHARES

23) Any additional information

N/A

24) Name of contact and telephone number for queries

BRUCE BURROWS 0207 323 4464

25) Name and signature of authorised comp any official responsible for making this notification

Date of Notification 12/11/2002

JKX Oil & Gas PLC
31 December 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR I NTEREST

BNY TRUST COMPANY LTD
TRUSTEE OF THE MLIT -
MERRILL LYNCH ALPHA
SPECIALIST SITUATIONS INVESTMENT FUND

3) Please state whether notification in dicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or c hildren under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and , if more than one holder, the number of shares held by each of the m.

MERRILL LYNCH
ALPHA SPECIALIST
SITUATIONS INVESTMENT FUND

5) Number of shares/amount of stock acq uired.

1,186,739

6) (0.92%) of issued Class

7) Number of shares/amount of stock dis posed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 10P EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

30/12/02

12) Total holding following this notific ation

9,167,311

13) Total percentage holding of issued c lass following this notification

7.07%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

SUE RIVETT
GROUP FINANCIAL CONTROLLER
JKX OIL & GAS PLC
020 7323 4464

16) Name and signature of authorised com pany official responsible for making this notification

Date of Notification ...31/12/2002.. ....

JKX Oil & Gas PLC
6 January 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

JKX OIL & GAS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR I NTEREST

BNY TRUST COMPANY LTD
- TRUSTEE OF THE MLIT -

3) Please state whether notification in dicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or c hildren under the age of 18

4) Name of the registered holder(s) and , if more than one holder, the number of shares held by each of the m.

MERRILL LYNCH
ALPHA SPECIALIST
SITUATIONS INVESTMENT FUND

5) Number of shares/amount of stock acq uired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock dis posed

444,000

8) (0.34%) of issued Class

9) Class of security

ORDINARY SHARES OF 10P EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

6/1/03

12) Total holding following this notific ation

8,723,311

13) Total percentage holding of issued c lass following this notification

6.73%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

SUE RIVETT
GROUP FINANCIAL CONTROLLER
JKX OIL & GAS PLC
020 7323 4464

16) Name and signature of authorised com pany official responsible for making this notification

Date of Notification ....6/1/2003 ......

END

HOLUUURWGUPWGWQ

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

03 JAN 15

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3050645

Company Name in full JKX OIL and Gas PLC

Date of appointment: Day 05 Month 11 Year 2002

†Date of Birth: Day 07 Month 02 Year 1967

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MRS *Honours etc:

Forename(s): Sue

Surname: RIVETT

Previous Forename(s): N/A Previous Surname(s): CRITOPH

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: THE SUMMER HOUSE, Beech Road

Post town: WROXHAM Postcode: NR12 8TP

County / Region: NORWICH Country: ENGLAND

†Nationality: BRITISH †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 06/11/02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JKX OIL and Gas PLC
6 Cavendish Square London,
W1G 0PD Tel 0207 323 4464
~~DX number~~ ~~DX exchange~~

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

A01 *AJF3EFQU* 0569
COMPANIES HOUSE 08/11/02

Form April 2002

Company Number

† Directors only.

†Other directorships

RIVETT + ANOLS DEVELOPMENT LTD

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

03 JAN 15 AM 8:51

Return of Allotment of Shares

CHFP083

Company Number	3050645
Company name in full	JKX Oil & Gas plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	383,271		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	17.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A04 *AE9IGAMR* 0537
COMPANIES HOUSE 08/05/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Please see attached list Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 383,271

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 07/05/02.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bruce J Burrows
c/o JKX Oil & Gas. 6 Cavendish Sq
ESP/EXA/LL/2375
London. W1G 0PD
Tel ~~01903 833147~~ 0207 323 4464
DX number DX exchange

Shareholder details	Shares allotted
Dr. Paul Davies 34 Regent Park Road London NW1 7TR	151,312
Mr. Bruce Burrows 39 Audley Road Richmond Surrey TW10 6EY	41,982
Mr. Robert Dall 5 Brooklands Farm Close Fordcombe Kent TN13 1RR	41,982
Mr. Timothy Kaunov 3 Fort Road Guildford Surrey GU1 3TB	47,341
Mr. John Kenny 15 Austen Road Guildford Surrey GU1 3NW	50,378
Mr. Martin Miller Upper Kirkhill Ballakilpheric Castletown (Rushen) Isle of Man IM9 4BW	31,441
Mr. Yevgeniy Palenka C/- JKX Oil & Gas 6 Cavendish Square London W1G 0PD	18,835
Total:	**383,271**

Error! Document Variable not defined.

Shareholder details	Shares allotted

Companies House
— for the record —

Company Name
JKX OIL & GAS PLC

03 JAN 13 AM 8:51

100526/45

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3050645
Information extracted from Companies House records on
6th April 2002

Section 1: Company details

COMPANIES HOUSE 0647 04/02

Ref: 3050645/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**6 Cavendish Square London W1G 0PD**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Registered Office**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7415** **Management activities holding comps**	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 3050645

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Bruce James BURROWS** **Address** **11 York Road** **Richmond** **Surrey** **TW10 6DR**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 39 Audley Road Richmond Surrey UK Postcode TW10 6EY Date of change 04 / 02 / 2002 Date Bruce James BURROWS ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Viscount Raymond ASQUITH OBE** **Address** **3 Lev Tolstoy Street** **Sutie 401 Kiev 252004** **Ukraine** **Date of birth** **24/08/1952** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Viscount Raymond ASQUITH OBE ceased to be director (if applicable) __ / __ / ____

Company Number - 3050645

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Bruce James BURROWS **Address** 11 York Road Richmond Surrey TW10 6DR **Date of birth** 13/06/1958 **Nationality** New Zealander **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 39 Audley Road Richmond Surrey UK Postcode TW10 6EY Date of birth __/__/____ Nationality ______ Occupation ______ Date of change 04/02/2002 Date Bruce James BURROWS ceased to be director (if applicable) __/__/____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Robert Nicoll DALL **Address** 5 Brooklands Farm Close Fordcombe Tunbridge Wells Kent TN3 0SF **Date of birth** 01/12/1953 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Robert Nicoll DALL ceased to be director (if applicable) __/__/____

Company Number - 3050645

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Doctor Paul DAVIES** **Address** **34 Regents Park Road** **London** **NW1 7TR** **Date of birth 28/07/1949** **Nationality British** **Occupation Executive**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Doctor Paul DAVIES ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Lord Peter Lovat FRASER OF CARMYLLIE PC QC** **Address** **Slade House Carmyllie** **Arbroath** **Angus** **DD11 2RE** **Date of birth 29/05/1945** **Nationality British** **Occupation Lawyer**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Lord Peter Lovat FRASER OF CARMYLLIE PC QC ceased to be director (if applicable) / _ _ / _ _ _ _

Company Number - 3050645

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **John Richard MAPPLEBECK**	Name __________
	Address **73 Manor Road South** **Hinchley Wood** **Esher** **Surrey** **KT10 0QB**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _
	Date of birth **14/09/1943**	Date of birth _ _ / _ _ / _ _ _ _
	Nationality **British**	Nationality __________
Particulars of a new Director must be notified on form 288.	**Occupation** **Consultant**	Occupation __________
		Date of change _ _ / _ _ / _ _ _ _
		Date John Richard MAPPLEBECK ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3050645

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ______
	Nominal value of each share £0.10	Nominal value of each share ______
	Number of shares issued 133,107,238	Number of shares issued ______
	Aggregate Nominal Value of issued shares £13,310,723.80	Aggregate Nominal Value of issued shares ______
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 133,107,238	Total number of shares issued ______
	Total Nominal value of shares issued £13,310,723.80	Total Nominal value of shares issued ______

> **At the date of this Annual Return, If the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3050645

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **CHASE NOMINEES LTD** **Address** **Cmbl A/C** **Crosby Court Ground Floor** **38 Bishopsgate** **London** **EC2N 4AJ** **Shares held** *Class* *Number* **Ordinary 5126900**	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* *Number* ______ ______ ______ ______	**Shares transferred by** **CHASE NOMINEES LTD** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____
> **Shareholder** **Name** **Dr Paul DAVIES** **Address** **34 Regents Park Road** **London** **NW1 7TR** **Shares held** *Class* *Number* **Ordinary 95360**	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* *Number* ______ ______ ______ ______	**Shares transferred by** **Dr Paul DAVIES** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____
> **Shareholder** **Name** **GOLDMAN SACHS SECURITES NOMINEES LTD** **Address** **Please supply missing address details** **Shares held** *Class* *Number* **Ordinary 122434078**	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* *Number* ______ ______ ______ ______	**Shares transferred by** **GOLDMAN SACHS SECURITES NOMINEES LTD** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

Company Number - 3050645 **Section 4: Details of Shareholders** (continued)

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **Mr Timothy KAUNOV** **Address** **3 Fort Road** **Guildford** **Surrey** **GU1 3TB** **Shares held** *Class* *Number* **Ordinary 288000**	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* *Number* ______ ______ ______ ______	**Shares transferred by** **Mr Timothy KAUNOV** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____
> **Shareholder** **Name** **MORGAN NOMINEES LTD** **Address** **23 Great Winchester Street** **London** **EC2P 2AX** **Shares held** *Class* *Number* **Ordinary 2563450**	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* *Number* ______ ______ ______ ______	**Shares transferred by** **MORGAN NOMINEES LTD** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____
> **Shareholder** **Name** **Yevgeniy PALENKA** **Address** **C/O Jkx Oil & Gas** **9 Cavendish Square London** **W19 0PD** **Shares held** *Class* *Number* **Ordinary 36000**	Name ______ Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ **Shares held** *Class* *Number* ______ ______ ______ ______	**Shares transferred by** **Yevgeniy PALENKA** *Class* *Number* *Date of transfer* ______ ______ __/__/____ ______ ______ __/__/____

Company Number - 3050645 **Section 4: Details of Shareholders** (continued)

Current details	Amended details	Shares transferred
> **Shareholder** **Name** RBSTB NOMINEES LTD	Name	
Address 67 Lombard Street London EC3P 3DL	Address UK Postcode	**Shares transferred by** RBSTB NOMINEES LTD

Shares held *Class*	*Number*	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	2563450					/ /
						/ /

Company Number - 3050645

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3050645

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 22/04/2002

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***27/4/2002***

If you are making this return up to an earlier date, please give the date here

23/04/2002

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **27th April 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* ______

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sue Bryant

Telephone number *inc code*: 020 7859 8527

Address: 6 Cavendish Sq, London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W1G 0PD

03 JAN 15 AM 8:51

JKX Oil & Gas plc

Registered No. 03050645

Interim Accounts
for
the year ended
31 December 2001

PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2001

	2001 *$000*
TURNOVER	-
Cost of sales	-
GROSS PROFIT	-
Administrative expenses	(2,044)
OPERATING LOSS	(2,044)
Interest receivable	3,878
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	1,834
Tax on profit on ordinary activities	-
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	1,834

There are no recognised gains or losses attributable to the shareholders of the Company other than the profit of $1,834,000 for the year ended 31 December 2001.

BALANCE SHEET
at 31 December 2001

	2001 *$000*
FIXED ASSETS	
Intangible assets	61
Investments	6,278
	6,339
CURRENT ASSETS	
Debtors	19,762
Cash at bank and in hand	9,142
	28,904
CREDITORS: amounts falling due within one year	(347)
NET CURRENT ASSETS	28,557
TOTAL ASSETS LESS CURRENT LIABILITIES	34,896
CREDITORS: amounts falling due after more than one year	-
SHAREHOLDERS' INTEREST	34,896
Represented by	
CAPITAL AND RESERVES	
Called up share capital	19,882
Share premium account	13,180
Profit and loss account	1,834
SHAREHOLDERS' FUNDS – EQUITY INTERESTS	34,896

26th March 2001. Director Paul Davies

26th March 2001. Director [signature]

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP025

Pursuant to section 169 of the Companies Act 1985


ONE THOUSAND POUNDS
ONE THOUSAND POUNDS
FIVE HUNDRED POUNDS
ONE HUNDRED POUNDS
TWENTY FIVE POUNDS
TEN POUNDS

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 3050645

Name of company

* insert full name of company

* JKX OIL & GAS PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of Shares	ORDINARY		
Number of shares purchased	3,512,100		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	28.03.02		
Maximum prices paid § for each share	15p		
Minimum prices paid § for each share	15p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 526,815
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 2,634.08

£2635 -

TR

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR/ SECRETARY Date 28/03/02

28/3/02

Presentor's name address and reference (if any):
Denton Wilde Sapte
1 Fleet Place
London
EC4M 7WS

DX 242 LONDON

For official Use
General Section

COM...

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3050645

Company name in full JKX Oil & Gas plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	150,000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	17.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name MR PETER DIXON Address 3 WHITE HART WOOD, SEVENOAKS KENT UK Postcode TN13 1RR	ORDINARY	150,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	150,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 14/03/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a *DX number and Exchange* of the person Companies House should contact if there is any query.

ESP/EXA/SS2039/3874

Tel01903 833874

DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03050645

Company Name in full JKX OIL & GAS PLC

	Day	Month	Year
Date of termination of appointment	17	02	2002

(DECEASED)

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): MARTYN RAMSAY

Surname: DAVID

	Day	Month	Year
†Date of Birth	27	01	1946

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 27-2-02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SUE RIVETT
JKX OIL & GAS PLC 6 CAVENDISH SQ
LONDON Tel 020 7859 8527
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

A30 COMPANIES HOUSE 0708 01/03/02

Form revised 1999

DENTON WILDE SAPTE

Fax Transmission

Date: 13 February 2003

From: Bidhi Bhoma **Fax:** 0044 20 7246 7777
Our ref: BSB/63927.00050 **Tel:** 0044 20 7320 6808
E-mail: bsb@dentonwildesapte.com

To: Ms Mary Cascil **Fax:** 001 202 942 9624
Division of International Corporate Finance **Tel:** 001 202 942 2990
SEC

Total pages: 53 (including this one)

This fax is intended only for the addressee(s) named above and may contain confidential or privileged information. If you are neither a named addressee nor the person responsible for delivering the message to a named addressee, please telephone us immediately. The contents should not be disclosed to any other person nor copies taken.

LONDON
ABU DHABI
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CAIRO
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ISTANBUL
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ASSOCIATED OFFICES
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MUNICH
POTSDAM
PRAGUE
STOCKHOLM
VIENNA

Dear Ms Cascil

JKX OIL & GAS PLC - INITIAL APPLICATION FOR RULE 12G3-2(B) EXEMPTION

Further to our telephone conversation, I attach as requested the company's Annual Report and Accounts for the year ended 2001. I trust you now have all the information you require to process the application.

Please contact me on the telephone number above if you require any further information.

Kind regards.

Yours sincerely

pp [signature]

Bidhi Bhoma

Need hard copy

IF ANY PART OF THIS FAX IS ILLEGIBLE, PLEASE CONTACT THE FAX SUPERVISOR ON 020 7246 7614

6150345.01

ONE FLEET PLACE LONDON EC4M 7WS UK
TEL +44 (0)20 7242 1212
FAX +44 (0)20 7246 7777
TELEX 887793 DX 242
info@dentonwildesapte.com www.dentonwildesapte.com



JKX Oil & Gas plc
Report and accounts 2001



Overview



01



02 Chairman's statement





Net profit ($m)
(excluding exceptionals)



Year end cash ($m)



Capital expenditure ($m)



"I believe your Company is now well set to capitalise on the significant progress it has made over the last three years."





Operating profit ($m)
(excluding exceptionals)



Turnover – Oil/Gas ($m)



Earnings per share (cents)



06 Operational review

Ukraine



"Following successful registration in February 2002, of the Company's increased share in PPC (66.2%) development activity is set to resume in 2002."



08 United States







11 Georgia





13 Italy continued

Russia





Analysis of results

Turnover

Group turnover from oil and gas sales remained constant for the year at $23.7 million (2000: $22.8 million). This was despite a 6% fall in production from 5,945 boepd to 5,594 boepd year on year. The fall in production is a result of the natural decline of the producing wells in Poltava Petroleum Company (PPC) in Ukraine. This natural well decline has not been compensated by new production as a result of the deferral of the Group's investment programme in PPC pending resolution of the registration of JKX's increased shareholding in PPC to 66.2%. Included in turnover was JKX's first revenue resulting from its diversification programme into the US. While a modest $0.3 million in 2001, this figure should rise on the back of future drilling.

Exceptional items

During 2001 the Group provided $1.3 million (2000: $nil) for the remaining debt held in PPC for Naftogaz Ukraine (the Ukrainian state oil and gas company).

On a daily basis small recoveries of this debt are received by PPC, a result of successful court actions. The Company still believes it appropriate as a result of the age of the debt and current level of recoveries to make a full provision for the residual debt. Ongoing recoveries will be taken to profit in the period received.

Change in reporting currency

The Company has changed its reporting currency to US Dollars, the functional currency of the Group. We believe this will minimise the effect of foreign currency fluctuations on results and will provide shareholders with a more accurate "period on period" comparison of the Company's performance.



"The continued strength of our cash flow has supported the strategic diversification of our portfolio during 2001 into the United States and increased our asset base in Italy."

Taxation

No liability to UK or overseas corporation tax has arisen during 2001 due to the availability of tax losses brought forward (2000: $nil).

Cost of sales

Cost of sales (before exceptional items) remained materially constant at $12.0 million (2000: $12.2 million).

General and administrative expenses

General and administrative expenses have increased slightly (8%) at $3.7 million (2000: $3.5 million). This is largely a result of increased costs of security of the PPC asset.

Profit for the year

The profit after taxation for the year before minority interests and the exceptional provision is $7.2 million (2000: $7.5 million). The profit after minority interests and exceptionals is $5.8 million (2000: $7.5 million). The directors do not propose a dividend.

Cash flow

The operating cash flow during the period was $10.5 million (2000: $14.6 million). This together with existing cash resources has enabled the Group to further its diversification into the USA and Italy.

Oil and gas assets

Group capital expenditure in 2001 was $12.0 million (2000: $6.8 million). The major components of expenditure was in the United States on programmes in both Oklahoma and Texas ($8.7 million). An accrual of $0.6 million was made for the initial commitment to the Civita project in Italy being JKX's share of past costs and the 3D seismic programme.

Despite the deferral of the PPC work programme there has also been minor capital spend on long lead items for this programme as well as on an upgrade to PPC's gas processing facilities due for installation in the second quarter of 2002.

Financial instruments

The Group's financial instruments comprise borrowings, cash and liquid resources, and various items, such as trade debtors, trade creditors that arise directly from its operations. The main purpose of these financial instruments is to finance the Group's operations.

It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Audit Committee and Board review and agree policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group finances its operations through a mixture of retained profits and bank borrowings (the only borrowing being a residual $1.0 million PPC loan from the European Bank for Reconstruction and Development with interest based on LIBOR).

Liquidity risk

The Group's policy throughout the year to ensure continuity of funding has been to rigorously monitor the Group's working capital cycle so that cash from trade debtors is collected promptly. This has ensured that the Group does not need to rely on overdraft facilities.

Foreign currency risk

The Group's operations are attended with foreign currency risks. Sales of oil and gas within Ukraine by PPC are by law denominated in local currency (Hryvna). Funds for repatriation back to the United Kingdom are then converted to and transmitted in US Dollars. The Group manages this exposure by matching, to the extent practical, receipts and payments in the same currency and by following a range of commercial policies to minimise exposure to the Hryvna denominated sales. The Group also aimed to keep balances held in Hryvna at as low a level as possible. Regulations imposed by the Ukrainian authorities are subject to ongoing change, and accordingly the flow of funds to the Group's UK bank accounts is subject to possible interruption despite this not having occurred in 2001.



Oil and Gas mix (%)



Realisations – Oil ($/boe)



Realisations – Gas ($/mcf)

Production summary	Total 2001	Second half 2001	First half 2001	Total 2000
Production				
Oil (Mbbl)	515	226	289	666
Gas (Bcf)	9.2	4.4	4.8	9.1
Oil equivalent (Mboe)	2,042	956	1,086	2,175
Daily production				
Oil (bopd)	1,411	1,226	1,599	1,821
Gas (MMcfd)	25	24	26	25
Oil equivalent (boepd)	5,594	5,197	5,997	5,943

Operating results	Total 2001 $m	Second half 2001 $m	First half 2001 $m	Total 2000 restated $m
Turnover				
Oil	11.1	4.4	6.7	16.2
Gas	11.6	5.5	6.1	6.6
Other	0.2	0.1	0.1	0.7
	22.9	10.0	12.9	23.5
Cost of sales				
Operating costs	(7.5)	(3.7)	(3.8)	(6.5)
Depletion and amortisation	(3.9)	(1.8)	(2.1)	(4.0)
Production based taxes	(0.7)	(0.4)	(0.3)	(1.7)
	(12.1)	(5.9)	(6.2)	(12.2)
Exceptional items	(1.3)	(0.4)	(0.9)	–
Operating expenses				
General and administration expenses	(3.8)	(2.1)	(1.7)	(3.4)
	(3.8)	(2.1)	(1.7)	(3.4)
Operating profit	5.7	1.6	4.1	7.9

Earnings	Total 2001	Second half 2001	First half 2001	Total 2000 restated
Net profit ($m)	5.9	1.7	4.2	7.5
Basic weighted average number of shares in issue (m)	133	133	133	133
Earnings per share (basic) (cents)	4.45	1.31	3.14	5.68
Earnings before interest, tax, depreciation and amortisation ($m)	10.0	3.7	6.3	11.5

Realisations	Total 2001	Second half 2001	First half 2001	Total 2000
Oil (per boe)	$21.08*	$18.88*	$22.83*	$24.46*
Gas (per Mcf)	$1.25	$1.26	$1.24	$0.81

*Oil prices are net of all transportation, shrinkage and brokerage charges.

Cost of production ($/boe)	Total 2001	Second half 2001	First half 2001	Total 2000
Production costs	$2.07*	$2.32*	$1.86*	$1.78*
Depletion and amortisation	$1.88	$1.88	$1.89	$1.83
Production based taxes	$0.33	$0.35	$0.34	$0.78

*Production costs relate to the operating costs attributable to oil and gas turnover.

Cash flow	Total 2001	Second half 2001	First half 2001	Total 2000 restated
Operating cash flow ($m)	10.5	5.1	5.4	14.6
Operating cash flow per share (cents)	7.9	3.8	4.1	11.0
Capital expenditure ($m)	12.0	5.8	6.2	6.8

Balance sheet	Total 2001	Second half 2001	First half 2001	Total 2000 restated
Net debt/(cash) ($m)	(9.2)	(9.2)	(10.8)	(13.1)
Net debt/(cash) to equity (%)	(16.2)	(16.2)	(19.7)	(25.6)
Return on average capital employed (%)	11.4	6.4	16.5	16.7

The directors submit their report and the audited accounts for the year ended 31 December 2001.

Results and dividends
The result for the year is a net profit of $5.9 million (2000: $7.5 million profit). No dividend is proposed. A review of major financial developments during the year is contained in the financial review.

Activities
The principal activities of the Group are oil and gas exploration and production. The Group operates through subsidiary undertakings, details of which are included in the Chairman's statement and the Chief Executive's statement.

Annual General Meeting
The Annual General Meeting of the Company will be held at 11.00 am on Wednesday 15 May 2002 at the premises of Cardew & Co, 12 Suffolk Street, London SWIY 4HQ.

Three resolutions will be proposed as Special Business at the Annual General Meeting.

a) To renew the authority of the Company to make market purchases of the ordinary share capital of the Company. The authority will expire on the earlier of 15 months from the date of passing the resolution or the conclusion of the next Annual General Meeting.

b) To renew the authority of the Board to allot relevant securities pursuant to section 80 of the Companies Act 1985. The authority will expire on 14 May 2007 (unless previously renewed, varied or resolved by the Company in general meeting).

c) To renew the authority of the Board to issue shares for cash otherwise than to shareholders in proportion to their existing holdings. The directors consider that occasions may arise when it would be desirable for the Board to have this power, which will be limited to a maximum nominal amount of £1,331,072 being 10% of the Company's issued share capital as at 26 March 2002. The authority will expire on the earlier of 15 months from the date of passing of the resolution or the conclusion of the next Annual General Meeting.

Your directors believe that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and unanimously recommend shareholders to vote in favour of the resolutions.

Exploration and production interests
In the opinion of the directors, the Group's exploration and production interests have a value in excess of the balance sheet figure. Expenditure for the year is detailed in note 14 to these accounts.

Political and charitable contributions
The Group made charitable contributions of $13,163 of which $12,566 was to local educational and health authority establishments in Ukraine. The Group did not make any political contributions.

Disabled employees
The Group gives full consideration to applications for employment from disabled persons where the requirements of the job can be adequately fulfilled by a handicapped or disabled person.

Where existing employees become disabled, it is the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion to disabled employees wherever appropriate.

Shares in JKX Oil & Gas plc
Details of movements in share capital during the year are set out in note 21 to these accounts.

Directors and their interests
The directors and their interests at the year end in the shares of the Company, all beneficially held, were:

[illegible]	[illegible]	[illegible]	[illegible]
Lord Fraser	130,000	130,000	130,000
Viscount Asquith	94,000	94,000	94,000
J R Mapplebeck	100,000	200,000	200,000
Dr P Davies[1]	3,264,650	3,360,010	3,360,010
B J Burrows	70,000	100,000	100,000
R N Dall	–	66,666	66,666
M R David *(deceased)*[2]	59,343	–	–

1 Dr P Davies' interest is largely indirect with 478,423 ordinary shares registered in the name of Guinness Flight and Calder 2,342, 1,531,227 registered in the name of Contentin Ltd and 1,255,000 registered in the name of J P Kenny Corporation AG. The shares owned by Guinness Flight and Calder 2,342 are held in trust, the beneficiary of which is the family of Dr P Davies. Dr P Davies holds a 50% interest in the share capital of JP Kenny Corporation AG. The remaining 95,360 ordinary shares are held directly by Dr P Davies.
2 Mr M R David, died 17 February 2002.

Details of directors' remuneration and share options are shown in the Remuneration report on pages 24 to 26. There were no contracts existing during or at the end of the year in which a director was or is materially interested.

Substantial shareholders

At 26 March 2002, the Company has received notification from the following institutions of interests in excess of 3% of the issued ordinary share capital of the Company.

National Petroleum Limited	28,810,862	21.64
Fidelity International Limited	12,921,034	9.71
JSC Naftogaz of Ukraine	11,780,042	8.85
Interneft Limited	11,268,460	8.47
Mercury Asset Management	8,559,701	6.43
The Capital Group Companies, Inc (and affiliates)	6,174,706	4.64
SO Investments AG	5,496,063	4.13

Environment

The Group is aware of its responsibilities to protect the environment and will ensure that its operations meet statutory requirements and regulations and are carried out with minimal environmental impact.

Creditor payment policy and practice

It is the Company's policy that payments to suppliers are made in accordance with those terms and conditions agreed between the Company and its suppliers, providing that all trading terms and conditions have been complied with. The Company has no trade creditors.

Post balance sheet events

Details of post balance sheet events are disclosed in note 29 on page 46.

Auditors

Our auditors, Ernst & Young LLP, have expressed their willingness to continue in office as auditors of the Company. A resolution for their reappointment, at a rate of remuneration to be determined by the directors, will be put to the members at the Annual General Meeting.

During 2001, Ernst & Young transferred its business to a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000 and are now called Ernst & Young LLP.

Statement of directors' responsibilities in respect of the accounts

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of its profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that they have complied with these requirements, and, having a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, have adopted the going concern basis in preparing the accounts.

The reasonable expectation of the Company having adequate resources is further elaborated on in note 1 to the accounts on page 33.

By order of the Board

B J Burrows
Secretary
26 March 2002

Statement by the directors on compliance with the Combined Code

The Company is committed to high standards of Corporate Governance.

Compliance

Throughout the year ended 31 December 2001, and up to the date of the approval of these accounts, the Company continued to maintain procedures and policies that ensured compliance with the code provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Services Authority, as described below.

A statement of the directors' responsibilities in respect of the accounts is included in the Directors' report on page 21. Below is a brief description of the role of the Board and its Committees followed by a statement regarding the Group's system of internal control.

The workings of the Board and its Committees

The Board

The Board, which is responsible to shareholders for leading and controlling the Company, comprises three non-executive directors and three executive directors, details of whom are contained on pages 14 and 15.

There is a clear division of responsibilities at the head of the Company through the separation of positions of the non-executive Chairman and the Chief Executive Officer. The non-executive directors are of varied backgrounds and experience and exercise independent and objective judgement.

The Board meets at least six times a year. Matters reserved for the Board are clearly laid down. The Board sets and monitors strategy, reviews business plans and trading performance and overhead costs, approves major capital investment projects, examines acquisition opportunities and divestment possibilities and significant financial and operational issues.

All directors have access to the services of the Company Secretary and may, if needed, obtain independent professional advice, at the Company's expense, in the execution of their duties. Directors are available for re-election in accordance with clauses 78-83 of the Company's Articles of Association.

Audit Committee

The Audit Committee, which is chaired by Mr J R Mapplebeck, comprises the three non-executive directors. The Audit Committee, which has Terms of Reference agreed by the Board, meets at least three times a year to review the Company's accounting policies, financial reporting, internal control, compliance and risk management and maintains an objective and professional relationship with the auditors.

Meetings are attended, by invitation, by the Chief Executive Officer and the Finance Director. At least once a year the Committee meet in private session with the auditors.

Remuneration Committee

The Remuneration Committee, which meets at least twice a year, assists the Board to determine the remuneration arrangements and contracts of the executive directors and senior employees. The Committee is chaired by Mr J R Mapplebeck and comprises the three non-executive directors. The Chief Executive Officer attends meetings by invitation.

No director is involved in deciding his own remuneration.

The report of the director's remuneration, which includes details of the directors' interest in options together with information on service contracts, is set out on pages 24 to 26.

Nominations Committee

Provision A.5.1. of the Combined Code requires that, unless the Board is small, a Nominations Committee be established to make recommendations to the Board on new Board appointments. The Board does not believe a Nominations Committee is required at present given the size of the Company and Board. This decision is reviewed annually.

Internal control

The Board is responsible for identifying the major business risks faced by the Company and for determining and monitoring the appropriate course of action to manage these risks. The Audit Committee reviews the Company's internal control procedures and reports its conclusions to Board.

The Board has conducted a review in accordance with the guidance of the Turnbull report of the effectiveness of the Company's systems of internal control and risk management and has concluded that the Company's procedures, policies and systems are appropriate and suitable to enable the Board to safeguard shareholders' investment and the Company's assets.

The Audit Committee has reviewed the need for a dedicated internal audit function and has recommended to the Board that, due to the scale and geographic distribution of the Company's licences and operating interests, the Board continues to be best served by utilising external specialist assistance on dedicated business and financial risk areas to supplement the Company's own risk analysis.

The process and systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

In addition the Company's independent auditors present reports to the Audit Committee which include any significant internal control matters that they have identified.

The key procedures that the Board has established with a view to providing effective internal control are described opposite.

Business risk
An ongoing process is in place to enable the Board to identify the major business, operational, financial and compliance risks faced by the Company and to determine the appropriate course of action to manage and monitor these risks.

The Company identifies and distinguishes "High Profile Events" i.e. those risks that could have material effect on the Company's financial position or reputation, from other business risks that it assesses and which it considers to be acceptable for the Company to bear taking into account the industry and the markets in which it operates.

During 2001 the Audit Committee has reviewed all the Company's subsidiaries and investments from a business, operational and financial risk perspective to ensure that the system of internal control and accountability is embedded in the operations of the Group.

The Audit Committee considers that management are conscious of the need to identify and assess risks in their operations and the effect of changes in the business environment, to respond quickly and appropriately and to report immediately any significant control failings and weaknesses that are identified together with details of corrective action.

Management structure
The Board has overall responsibility for the Group and there is a formal schedule of matters specifically reserved for decision by the Board. Each executive has been given responsibility and is accountable for specific aspects of the Group's affairs. The executive directors together with the key senior executives constitute the Executive Committee, which meets as required to discuss operational matters.

Financial reporting
The Company maintains an effective and reliable accounting and management information system. The Board receives a monthly report that monitors actual performance against plan for oil and gas production, sales, costs and provides information on debtors, the cash position in addition to the financial implications of key sensitivities including changes in world oil price and US$ exchange rates.

Budgetary process
Each year the Board approves the annual budget. Key risk areas are identified. Performance is monitored and relevant action taken throughout the year through the monthly reporting to the Board of variances from the budget, updated forecasts for the year together with information on the key risk areas.

Corporate accounting and procedures manual
Responsibility levels are communicated throughout the Group as part of the corporate accounting and procedures manual which sets out, inter alia, the general ethos of the Group, delegation of authority and authorisation levels, segregation of duties and control procedures together with accounting policies and procedures. The manual which includes a summary of investment techniques and procedures and standards is reviewed regularly and updated as required.

The application of internal financial control and operational procedures are reviewed during visits to the overseas offices by head office staff.

Quality and integrity of personnel
The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses. High quality personnel are seen as an essential part of the control environment and the ethical standards expected are communicated through the corporate accounting and procedures manual.

Investment appraisal
Capital expenditure is regulated by the budgetary process and authorisation levels. For expenditure beyond specified levels detailed written proposals have to be submitted to the Board. Reviews are carried out after the acquisition is complete and, for some projects, during the acquisition period, to monitor expenditure. Major overruns are investigated.

The internal financial control situation is reported to the Audit Committee which has reviewed the effectiveness of the system of internal financial controls as it operated during the year and reported its conclusions to the Board.

Communication with shareholders
Communication with shareholders is given significant attention. Extensive information about the Group's activities is provided in the Annual Report and Accounts and the Interim Report which are sent to shareholders. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholding and the business of the Group are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting to discuss the progress of the Group.

Going concern
After making inquiries and taking into consideration the fundamental uncertainty inherent in the Group's areas of operations, as detailed in note 1 of the accounts on page 33, together with reviewing the Company's budget for 2002 and its medium term plans, the directors have a reasonable expectation that the Company has adequate resources to continue operations for the foreseeable future. The going concern basis for the accounts has therefore continued to be adopted.

By order of the Board

Lord Fraser of Carmyllie
Chairman
26 March 2002

The Remuneration Committee comprises three non-executive directors and is chaired by Mr J R Mapplebeck.

The Remuneration Committee is responsible for considering and making recommendations to the Board, within agreed Terms of Reference, on the Company's executive remuneration policies, the remuneration arrangements of executive directors and senior staff, the participation in the Company's share plans and the service contracts of the executive directors.

The Company's overall approach to pay and benefits is to reward employees competitively taking into account company and individual performance, market value and competitive pressures in the independent oil and gas sector. The Company does not seek to maintain any strict market position but aims to ensure that pay is set at an appropriate level and is comparable with peer group companies.

The Remuneration Committee determine the remuneration packages of the executive directors;

a) cognisant of the need to link remuneration to corporate and individual performance;

b) sensitive to the wider scene, including pay and employment conditions in the trading and operating environment in which the Company and its principle subsidiaries operate; and

c) importantly, recognising that the performance-related elements of remuneration should form a significant proportion of the total remuneration package of executive directors, should be designed to align their interests with those of shareholders and structured to give executive directors keen incentives to perform at the highest levels.

The Remuneration Committee is empowered to obtain specialist assistance to assess the Company's remuneration levels relative to peer group companies.

No director is involved in determining his own remuneration.

The individual components of the remuneration package are discussed below:

Basic salary and benefits

Salaries of the executive directors are established on the basis of market comparisons with positions of similar responsibility and scope within comparator companies operating in the independent oil and gas sector. The individual salaries of directors are reviewed annually by the Committee and adjusted by reference to individual performance and market factors.

Performance related bonuses

Performance related bonuses are awarded on the achievement of performance conditions determined by the Remuneration Committee that are relevant, stretching and designed to enhance the business. Annual bonuses are not pensionable.

In 2001 a Performance Related Annual Bonus Scheme was introduced for the executive directors and key senior management. This scheme has three performance conditions; (i) key strategic objectives; (ii) financial objectives i.e. Pre-Tax Profit and Return on Capital and; (iii) an increase in Share Price. The weighting applied to each performance condition varies slightly for each executive director to reflect their area of responsibility and their ability to influence results although the need for the executive to operate as a team is also recognised.

Share options

The Board believes that the attraction, motivation and retention of senior executives and employees is central to the Company's success and that the ability to grant share options to key personnel is an important and effective means of achieving this objective.

At the Extraordinary General meeting on 30 October 2001 Shareholders approved the introduction of a New Approved Share Option Scheme and a New Unapproved Share Option Scheme. These new schemes were introduced to reflect the best practice aspects recommended by the Association of British Insurers following the publication of their new guidelines in March 2001 (the ABI Guidelines) and to supersede the JKX 1995 No 1 and No 2 Share Option Schemes.

A variety of alternative measurements to link remuneration to performance and align the interests of participating directors and senior executives with those of Shareholders were considered. It was felt that an increase in Share Price combined with a comparison to an external benchmark (the Financial Times Stock Exchange Fledging Index ("FTSE FI") was the most appropriate structure.

The Rules of the New Share Option Schemes address eligibility, timing of grants and exercise of options etc and the Shareholders would be consulted if any substantive amendments to the Rules were required. The Remuneration Committee has discretion as to the application of the Rules of the New Share Option Schemes, particularly in the level of awards and the setting of the Performance Conditions.

The Remuneration Committee has prepared internal guidelines to enable it to administer the New Share Option Schemes. In awarding share options the Remuneration Committee takes into account the ABI Guidelines in terms of individual and collective limits, the need for demanding Performance Conditions etc and other factors such as the performance of the Company and the individual in the previous 12 months, the effect of the vesting of grants awarded in previous years e.g. dilution, cost to the Company and the overall remuneration level (annual salary, bonus award and benefits) of the individual relative to the market.

After three years the number of options that can be exercised will be determined by two factors: (1) the actual increase in the Company's share price and (2) a comparison of the actual increase in the Share price to the change in the FTSE FI.

The Share price and FTSE FI Factors will be multiplied together and the resultant figure will be applied to the number of options grated to an individual to determine the number of options to be vested.

The structure has been designed to introduce a sliding scale as distinct from a specific individual benchmark. It will require the Share price to double and this increase to be in the top quartile of the growth in the FTSE FI for all of the awards granted to become vested.

To encourage the retention of key staff, the Remuneration Committee has determined that an option holder will only be able to exercise up to 50% of vested options at any one time and up to 50% after a period of 12 months, unless determined otherwise by the Remuneration Committee.

The Remuneration Committee will review the New Share Option Schemes to ensure their continued effectiveness and will ensure that there are prudent and appropriate arrangements for any acquisition and financing of shares to meet contingent liabilities, to provide shares or meet obligations.

Pension contributions
The Company makes a fixed contribution to the pension scheme of the employee's choice.

Non-executive directors' remuneration
The fees for non-executive directors are determined by the Board within the limits stipulated in the Articles of Association and approved by the shareholders. The non-executive directors are not involved in any discussions or decision about their own remuneration.
The non-executive directors have the right to elect for all or part of their fees to be paid in common shares in the Company.

The remuneration of the directors of JKX Oil & Gas plc

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Executive directors							
Dr P Davies	262	17	250	529	230	39	33
B J Burrows	171	16	132	319	218	26	22
R N Dall	145	16	77	238	170	22	22
M R David *(deceased)*[1]	137	13	37	187	57	21	8
Non-executive directors							
Lord Fraser	73	–	–	73	84	–	–
Viscount Asquith[2]	37	–	–	37	36	–	–
J R Mapplebeck[2]	17	–	–	17	12	–	–
Total for all directors	842	62	496	1,400	807	108	85

1 Mr M R David, died 17 February 2002.
2 Consultancy fees were paid to Viscount Asquith and Mr J R Mapplebeck, details of which are outlined in note 28.
3 Annual bonus includes payment made in 2001 relating to performance of 2000 and an accrual for 2001 bonuses to be paid in 2002.
4 The pension costs are contributions payable to the scheme directors during the year.

Interests in options

The interests of directors in options over the ordinary share capital of the Company were as follows:

B J Burrows	(a)	27.03.97	20,000	–	–	20,000	£0.46	27.03.00	27.03.04
	(a)	19.12.97	44,255	–	–	44,255	£0.47	19.12.00	19.12.07
	(b)	19.12.97	55,745	–	–	55,745	£0.47	19.12.00	19.12.04
	(b)	12.05.00	235,000	–	–	235,000	£0.17	12.05.01	12.05.02
			355,000	–	–	355,000			
R N Dall	(b)	16.06.95	112,440	–	(112,440)	–	£1.67	16.06.96	16.06.01
	(a)	26.04.96	19,057	–	–	19,057	£1.57	26.04.99	26.04.06
	(b)	26.04.96	54,029	–	–	54,029	£1.57	26.04.99	26.04.03
	(b)	27.03.97	75,000	–	–	75,000	£0.46	27.03.00	27.03.04
	(b)	12.05.00	235,000	–	–	235,000	£0.17	12.05.01	12.05.02
			495,526	–	(112,440)	383,086			
M R David *(deceased)*	(b)	25.09.00	170,000	–	–	170,000	£0.17	12.05.01	12.05.02
Dr P Davies[1]	(b)	12.05.99	960,000	(960,000)[1]	–	–	£0.125	12.05.00	12.05.01
	(b)	12.05.00	847,000	–	–	847,000	£0.17	12.05.01	12.05.02
			1,807,000	–	–	847,000			

1 Dr P Davies exercised 95,360 share options at 12.5p. The balance of the options outstanding at this exercise price were surrendered to the Company. The Company made a £21,616 compensating payment for the surrender (related to the 15.25p bid price on 11 May 2001). The net proceeds of this surrender were used in full by Dr Davies to meet exercise costs.

(a) 1995 Share Option Scheme No 1.

(b) 1995 Share Option Scheme No 2.

The market price of the Company's shares on 31 December 2001 was 17.5p and the high and low share prices during the year were 20.75p and 13.75p respectively.

Service contracts

Lord Fraser, Viscount Asquith and Mr J R Mapplebeck have service contracts which may be terminated by either party on three months' written notice.

Dr P Davies, Mr B J Burrows and Mr R N Dall have service contracts with a notice period of 12 months, which may be terminated by either party.

The Remuneration Committee has reviewed the service contracts of all executive directors and has concluded that they are fair and reasonable to the Company and the directors concerned.

On behalf of the Board

J R Mapplebeck
Chairman of the Remuneration Committee
26 March 2002

Independent Auditors' report to the members of JKX Oil & Gas plc

We have audited the Group's Financial Statements for the year ended 31 December 2001 which comprise the Group profit and loss account, Group statement of total recognised gains and losses, Group balance sheet, Company balance sheet, Group reconciliation of movement in shareholders' funds, Group cash flow statement, and the related notes 1 to 29. These Financial Statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities.

Our responsibility is to audit the Financial Statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the Financial Statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group are not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. This other information comprises the Directors' report, Chairman's statement, Chief Executive's statement, Operational review, Financial review, Corporate governance statement and Remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the Financial Statements concerning the uncertainty regarding the carrying value and shareholding of the Group's Ukrainian oil and gas assets.

Details of the circumstances relating to this fundamental uncertainty are described in note 1. Our opinion is not qualified in this respect.

Opinion

In our opinion the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
26 March 2002

Turnover	2	22,868	23,521
Cost of sales – excluding exceptional items	4	(12,047)	(12,195)
– exceptional items	5	(1,331)	–
Total cost of sales		(13,378)	(12,195)
Gross profit		9,490	11,326
Operating expenses			
General and administrative expenses		(3,747)	(3,458)
Operating profit	6	5,743	7,868
Loss on disposal of fixed asset investments		–	(590)
Interest receivable	8	407	397
Interest payable	9	(253)	(158)
Profit on ordinary activities before taxation		5,897	7,517
Taxation on profit on ordinary activities	10	–	–
Profit for the year after taxation		5,897	7,517
Minority interest		17	8
Retained profit for the year attributable to members of the parent company		5,914	7,525
Earnings per share – basic earnings per 10p ordinary share (in cents)	12	4.45	5.68
– diluted earnings per 10p ordinary share (in cents)	12	4.37	5.62

For the year ended 31 December 2001

28 Group profit and loss account

Group statement of total recognised gains and losses

There are no recognised gains or losses attributable to the shareholders of the Company other than the profit of $5,914,000 for the year ended 31 December 2001 (2000: $7,525,000).

Group reconciliation of movement in shareholders' funds

	[illegible]	[illegible]
Total recognised gains	5,914	7,525
Other movements:		
New shares issued	60	–
Share premium arising on issue of new shares	14	–
Share issue expenses	–	(8)
Total movement during the year	5,988	7,517
Shareholders' funds at 1 January	51,316	43,799
Shareholders' funds at 31 December	57,304	51,316

Fixed assets					
Intangible assets	14	15,539	6,258	61	31
Tangible assets	14	28,075	29,244	–	–
Investments	15	762	248	6,278	6,278
		44,376	35,750	6,339	6,309
Current assets					
Stocks		151	312	–	–
Debtors	16	6,802	5,196	19,762	16,350
Cash at bank and in hand		10,193	15,164	9,142	10,547
		17,146	20,672	28,904	26,897
Current liabilities					
Creditors falling due within one year	17	(4,166)	(5,037)	(347)	(218)
Net current assets		12,980	15,635	28,557	26,679
Total assets less current liabilities		57,356	51,385	34,896	32,988
Minority interests – equity		(52)	(69)	–	–
Net assets		57,304	51,316	34,896	32,988
Capital and reserves					
Called-up share capital	21	19,882	19,822	19,882	19,822
Share premium account	21	13,180	87,671	13,180	87,671
Merger reserve	21	30,680	30,680	–	–
Profit and loss account	21	(6,438)	(86,857)	1,834	(74,505)
Total equity shareholders' funds		57,304	51,316	34,896	32,988

Lord Fraser
B J Burrows
Directors
26 March 2002

As at 31 December 2001

Net cash inflow from operating activities	22	10,465	14,640
Returns on investments and servicing of finance			
Interest received		405	397
Interest paid		(253)	(158)
		152	239
Taxation		–	–
Capital expenditure and financial investment			
Capital expenditure on fixed assets		(12,911)	(6,842)
Prepayment on PPC investment		(1,700)	–
Proceeds on disposal of investments		–	3,853
		(14,611)	(2,989)
Net cash (outflow)/inflow before use of management of liquid resources and financing		(3,994)	11,890
Management of liquid resources			
Increase/(decrease) in short term deposits		4,253	(11,615)
Financing			
Receipts from the issue of new shares		74	–
Share option/issue costs		(28)	(7)
Repayment of borrowings		(1,023)	(177)
		(977)	(184)
(Decrease)/increase in cash		(718)	91

For the year ended 31 December 2001

31 Group cash flow statement

Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash		(718)	91
Repayment of long term loans		1,023	177
Cash (outflow)/inflow from short term deposits		(4,253)	11,615
Change in net debt resulting from cash flows		(3,948)	11,883
Exchange differences		–	100
Movement in net funds		(3,948)	11,983
Net funds at 1 January		13,135	1,152
Net funds at 31 December	23	9,187	13,135

For the year ended 31 December 2001

1. Accounting policies

Fundamental uncertainty
Ukraine is an emerging market economy, and its legislation and business practices regarding banking operations, foreign currency transactions and taxation is constantly evolving as the government attempts to manage the economy. Risks inherent in conducting business in an emerging market economy include, but are not limited to, volatility in the financial markets and the general economy. Uncertainties over the development of the tax and legal environment, as well as difficulties associated with the consistent application of current laws and regulations have continued. Assets based in Ukraine represent approximately 48% of the Group's assets.

The details regarding the uncertainties surrounding the Company's title to the PPC Shareholding are given in note 29. The Group's operations and financial position may be affected by these uncertainties. Other than for doubtful debts provided for and disclosed, the Group's financial statements as at 31 December 2001 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from these uncertainties.

Basis of preparation
The Company has changed its reporting currency to US Dollars, the functional currency of the Group. These accounts have been prepared in US Dollars under the historical cost convention, and comply with applicable accounting standards. Prior year figures including those presented in the five year financial record on page 47 have been restated to US Dollars.

The accounts for the year ended 31 December 2001 have adopted Financial Reporting Standard 18 "Accounting Policies" (FRS 18). This results in no change to existing Group policies and has no effect on the Group for the current or prior years.

Basis of consolidation
The consolidated accounts include the accounts of the parent and each of its subsidiary undertakings for the year ended 31 December 2001. All undertakings over which the Group exercises a dominant influence, being the ability to direct the operating and financial policies of the undertaking, are consolidated as subsidiary undertakings. The attributable share of the results of associated undertakings, based on audited accounts, is included using the equity method of accounting.

Shares in associated undertakings are stated in the consolidated balance sheet at the Group's share of their net tangible assets. In the Company's balance sheet, the investments in shares in both subsidiary and associated undertakings are stated at cost.

Oil and gas assets
JKX adopted the "successful efforts" method of accounting for exploration and development expenditure with effect from 1 July 1999. The 1997 and 1998 accounts in the five year financial record are restated to reflect this change in accounting policy.

1. Accounting policies continued

Capitalised costs
All lease and licence acquisition costs, geological and geophysical costs and other direct costs of exploration, appraisal and development are capitalised as intangible or tangible fixed assets.

Intangible fixed assets comprise costs relating to the exploration and appraisal of properties which the directors consider to be unevaluated until reserves are appraised as commercial, at which time they are transferred to tangible fixed assets. Where properties are appraised to have no commercial value, the associated costs are written off in the period in which the determination is made.

Amortisation
Costs relating to evaluated properties are amortised on a field by field unit of production method based on commercial proven and probable reserves.

The amortisation calculation takes account of the estimated future development costs, based on current price levels and assumptions of future long-term exchange rates, where appropriate. Changes in reserve and cost estimates are recognised prospectively.

Additional amortisation is charged if the capitalised costs of an evaluated field exceed the estimated net revenues to be derived from the related commercial reserves of oil and gas within that field.

Impairment of value
The Group undertakes a review for impairment of a fixed asset if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use is determined from estimated discounted future net cash flows.

Decommissioning
Where there is a material liability for the removal of production facilities and site restoration at the end of the production life of a field, the Group recognises the provision under the basis set out in Financial Reporting Standard 12 "Provisions, Contingent Liabilities and Contingent Assets" (FRS 12). As at 31 December 2001 there were no material liabilities.

Depreciation
Other tangible fixed assets are depreciated on a straight line basis over their estimated useful lives as follows:

Motor vehicles – four years

Equipment – five to ten years

Computer equipment – three years

Leasing and hire purchase commitments
Assets held under finance leases and hire purchase contracts, which are those where substantially all the risks and rewards of ownership of the asset have passed to the Group, are capitalised in the balance sheet and are depreciated over their useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases that are not capitalised as oil and gas assets are charged to the profit and loss account on a straight line basis over the lease term.

Stocks
Stocks comprise oil and gas in tanks, pipelines and storage reservoirs and materials, all of which are stated at the lower of cost and net realisable value. Any difference between the volumes of oil and gas taken by the Group and its entitlement are valued at market value and included in creditors or debtors respectively.

1. Accounting policies continued

Deferred taxation
Provision is made for deferred taxation, using the liability method, on all timing differences to the extent that it is probable that the liability will crystallise.

Pension costs
The Group contributes to the pension scheme of the qualifying employees' choice. Contributions are charged to the profit and loss account as they become payable.

Foreign currency – Company
Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. All differences are taken to the profit and loss account.

Foreign currency – Group
The functional currency for the Group is the US Dollar. The accounts of subsidiary undertakings denominated in the currencies other than the US Dollar are translated at the rate of exchange ruling at the balance sheet date. Exchange differences arising on retranslation of opening net assets are taken directly to reserves. Other exchange differences are taken to the profit and loss account.

Financial instruments
FRS 13 ("Derivatives and other Financial Instruments") requires information to be disclosed about the impact of financial instruments on the Group's risk profile, how the risks arising from financial instruments might affect the entity's performance, and how these risks are being managed.

The Group's policy is that no trading in derivative financial instruments shall be undertaken.

These disclosures have been made in the financial review on page 17.

2. Turnover
Turnover represents amounts invoiced net of value added and similar taxes for the Group's share of oil and gas sales.

3. Segmental analysis

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
UK	170	563	170	563	(2,098)	1,344	12,931	15,046
Ukraine	22,344	22,774	11,524	6,921	8,142	6,938	27,682	29,938
Georgia	–	184	–	184	(34)	75	4,021	3,502
USA	354	–	354	–	2	–	10,423	–
Rest of world	–	–	10,820	15,853	(115)	(840)	2,247	2,830
	22,868	23,521	22,868	23,521	5,897	7,517	57,304	51,316

4. Cost of sales

Operating costs	7,517	6,473
Amortisation	3,849	4,029
Production based taxes	681	1,693
	12,047	12,195

5. Exceptional items

Exceptional provision for doubtful debt	(1,331)	–

The provision in 2001 relates to a full provision against all trade debtors in PPC dating back to 1996 through to 2000. Further details relating to the provision are contained in the Financial review on page 16.

6. Operating profit

The operating profit derives solely from continuing operations and is stated after charging the following:

Depreciation	398	257
Operating lease rentals		
– land and buildings	508	517
– plant and machinery	13	9

Amortisation is included within cost of sales (note 4).

Fees paid to auditors

Audit of the Group	116	65	133	73
Non-audit services	16	–	199	39

7. Staff costs

	[illegible]	2000
Wages and salaries	3,523	2,768
UK social security costs	264	190
Pension contributions	427	361
	4,214	3,319

These costs are shown gross and a relevant proportion is capitalised, representing time spent on exploration and development activities.

During the year, the average monthly number of employees was:

	[illegible]	2000
Management/operational	334	345
Administration	19	18
	353	363

The emoluments of the directors of JKX Oil & Gas plc are disclosed in the Remuneration Committee report on pages 24 to 26.

8. Interest receivable

	[illegible]	2000
Short-term deposits	407	397

9. Interest payable

	[illegible]	2000
Long-term loans	253	158

10. Taxation on profit on ordinary activities

No liability to UK or overseas taxation has arisen during 2001 due to the availability of tax losses brought forward (2000: $nil) and availability of Group relief.

Taxes charged on production of hydrocarbons are included in the cost of sales.

11. Dividends

The Company does not propose to pay a dividend in respect of 2001 (2000: $nil).

12. Earnings per share

The calculation of profit per ordinary share for 2001 is based on the profit after tax and minority interests of $5.9 million (2000: $7.5 million) on 132,959,700 ordinary shares (2000: 132,687,878) being the weighted average number of shares in issue during the year.

The diluted earnings per share for 2001 is based on the profit after tax and minority interest of $5.9 million (2000: $7.5 million) on 135,414,700 (2000: 133,971,878) ordinary shares, calculated as follows:

[illegible]	[illegible]	[illegible]
Basic weighted average number of shares	132,959,700	132,687,878
Dilutive potential ordinary shares:		
Other share options	2,455,000	1,284,000
	135,414,700	133,971,878

Of the 2,963,899 outstanding share options at 31 December 2001 only 2,455,000 have a dilutive effect.

13. Parent company

The Group has taken advantage of section 230 of the Companies Act 1985, not to present the parent company profit and loss account. The total recognised profit recorded in the accounts of the parent company for the year ended 31 December 2001 was $1,834,000 (2000: $1,633,000 loss).

14. (a) Intangible assets: exploration and appraisal expenditure

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost:					
At 1 January 2001	–	649	4,599	1,008	6,256
Additions during the year	8,732	–	505	847	10,084
Reclassifications	47	(649)	–	(47)	(649)
Release of costs against test revenue	(152)	–	–	–	(152)
At 31 December 2001	8,627	–	5,104	1,808	15,539

1 Despite the majority of these costs having been carried greater than three years, the Company believes it appropriate to retain them based on the ongoing work programme being conducted in the West Georgia offshore licence by Anadarko Petroleum.

14. (b) Tangible fixed assets

[illegible]	[illegible]	[illegible]	[illegible]
Cost:			
At 1 January 2001	99,247	3,396	102,643
Additions during the year	1,877	457	2,334
Reclassification of fixed assets	649	–	649
Disposals of fixed assets	–	(844)	(844)
At 31 December 2001	101,773	3,009	104,782
Depreciation and amortisation:			
At 1 January 2001	71,088	2,311	73,399
Depreciation on disposals of fixed assets	–	(787)	(787)
Charge for the year	3,697	398	4,095
At 31 December 2001	74,785	1,922	76,707
Net book value:			
At 31 December 2000	28,159	1,085	29,244
At 31 December 2001	26,988	1,087	28,075

Parent
JKX Oil & Gas plc held $60,653 (2000: $31,362) of fixed assets at 31 December 2001.

15. Investments

The net book value of fixed asset investments comprise:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Associated undertakings (a)	145	145	–	–
Subsidiary undertakings (b)	–	–	6,278	6,278
Other investments (c)	617	103	–	–
	762	248	6,278	6,278

(a) Associated undertakings

Investments comprise Caspoil, an oil exploration company, in which JKX has a 30.5% shareholding.

(b) Subsidiary undertakings

At 31 December 2001, the principal subsidiary undertakings of the Company were:

Name	[illegible]	[illegible]	[illegible]
JP Kenny Exploration & Production Limited	Finance & Holding	100.00	UK
JKX (Nederland) B.V.	Finance & Holding	100.00	Netherlands
Poltava Petroleum Company[1,2]	Oil exploration and production	49.00[5]	Ukraine
Georgian British Oil Company[1,2]	Oil exploration and production	50.00	Georgia
Crimean Petroleum Company[1,2]	Oil exploration and production	45.00	Ukraine
JKX (Navtobi) Limited[3]	Oil exploration and production	100.00	Cyprus
Baltic Energy Services Limited[4]	Oil exploration, production and services	100.00	Latvia
Trans-European Energy Services Limited	Oil exploration, production and services	100.00	UK
EuroDril Limited[4]	Oil exploration, production and services	100.00	UK
JKX Italia Limited	Oil exploration and production	100.00	UK
JKX Services Limited	Services	100.00	UK
JKX Holdings North America LLC	Holding	100.00	USA
JKX North America Ltd[6]	Oil exploration and production	100.00	USA
JKX Oil & Gas L.P.[7]	Oil exploration and production	100.00	USA

1 These companies are considered to be subsidiary undertakings as the Group exercises a dominant influence over them, being the ability to direct the operating and financial policies of the undertaking.
2 Held through JP Kenny Exploration & Production Limited.
3 Held through JKX (Nederland) B.V.
4 Held through Trans-European Energy Services Limited.
5 JKX announced its registration of an increase in shareholding in PPC from 49% to 66.2% on 12 February 2002.
6 Held through JKX Holdings North America LLC.
7 Held through JKX Holdings North America LLC. and JKX North America Ltd.

(c) Other investments

	£000
At 1 January 2001	103
Additions	514
At 31 December 2001	617

16. Debtors

Amounts falling due within one year				
Trade debtors	2,059	4,320	–	–
Other debtors	233	525	3	66
VAT receivable (UK)	134	106	56	42
Prepayments	4,376	245	894	58
	6,802	5,196	953	166
Amounts falling due after more than one year				
Amounts receivable from subsidiary undertakings	–	–	18,809	16,184
	6,802	5,196	19,762	16,350

17. Creditors: amounts falling due within one year

Loan	1,006	2,029	–	–
Trade creditors	450	487	–	–
Other creditors	344	706	313	188
Other taxes and social security costs	439	52	–	–
VAT payable (non-UK)	71	–	–	–
Accruals	1,856	1,763	34	30
	4,166	5,037	347	218

18. Financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Financial review on page 17.

Short-term debtors and creditors have been excluded from the following disclosures, except currency risk disclosures as permitted by FRS 13 "Derivatives and other Financial Instruments".

18. Financial instruments continued

Financial assets

The interest rate profile of the financial assets of the Group as at 31 December was as follows:

2001	[illegible]	[illegible]	[illegible]
Sterling	521	800	1,321
US Dollars	4,537	8,904	13,441
Hryvna	1,744	489	2,233
Other	617	–	617
	7,419	10,193	17,612

2000	[illegible]	[illegible]	[illegible]
Sterling	106	1,657	1,763
US Dollars	1,366	12,868	14,234
Hryvna	3,724	639	4,363
Other	103	–	103
	5,299	15,164	20,463

Floating rate financial assets comprise cash deposits placed on money markets at call, seven-day and monthly rates. The financial assets on which no interest is earned are the Group's fixed asset investments (other than associates) which have no fixed maturity, and short term debtors of $6,802,000 (2000: $5,196,000).

Financial liabilities

The interest rate profile of the Group's financial liabilities at 31 December was:

	[illegible]	[illegible]
Floating rate financial liabilities	1,006	2,029
Total	1,006	2,029

The floating rate liabilities comprise the European Bank for Reconstruction and Development (EBRD) US Dollar denominated loan to PPC as referred to below which bears interest based on LIBOR.

18. Financial instruments continued

Currency exposures
As explained in the Financial review on page 17, the Group's objectives in managing currency exposures are to match, to the extent practical, receipts and payments in the same currency and by following a range of commercial policies minimise exposure to the Hryvna denominated sales.

The table below shows the extent to which the Group has monetary assets and liabilities in currencies other than the functional currency of the operating company involved. These exposures give rise to the net currency gains and losses recognised in the profit and loss account. The functional currency of the Group's operating companies is the United States Dollar.

As at 31 December the exposures were:

[illegible]	[illegible]	[illegible]
Sterling	290	946
Hryvna	720	2,457
	1,010	3,403

Maturity of financial liabilities
The maturity profile of the Group's financial liabilities was:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
In one year or less	1,006	2,029	–	–
	1,006	2,029	–	–

The Group's loans as at 31 December 2001 solely comprise a US Dollar denominated loan from the European Bank for Reconstruction and Development (EBRD) to the Poltava Petroleum Company (PPC). This loan of $8,000,000 was granted in 1996. As at 31 December 2001 the amount outstanding was $1,006,000. The outstanding amount of this loan is due for repayment in accordance with a Forbearance Agreement which was signed in February 2002.

Borrowing facilities
The Group has no committed borrowing facilities.

Fair values of financial assets
Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities as at 31 December.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Primary financial instruments held				
Investments	762	762	248	248
Cash	10,193	10,193	15,164	15,164
Short-term borrowings	(1,006)	(1,006)	(2,029)	(2,029)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction. Where available, market values have been used to determine fair values.

19. Deferred taxation
The potential amount of deferred tax as at 31 December 2001 was $nil (2000: $43,322) comprising tax on timing differences principally between the accounting and tax treatment of fixed assets and interest. As at this date no provision is made for deferred taxation because the gross potential liability will be covered by losses brought forward from prior periods.

20. Obligations under leases and hire purchase contracts
Annual commitments under non-cancellable operating leases are as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Leases which expire:				
Within one year	273	136	–	–
Between two and five years	53	158	11	10
More than five years	188	193	–	–
	514	487	11	10

21. Share capital and other reserves
Equity share capital, denominated in Sterling, was as follows:

Authorised	2001 [illegible]	2000 [illegible]
Ordinary shares of 10p each	170,000,000	17,000,000

[illegible]	2001 [illegible]	2001 [illegible]
Allotted, called up and fully paid		
Opening balance of 1 January 2001	132,687,878	13,269
Movement	419,360	42
Closing balance at 31 December 2001	133,107,238	13,311

Movements in the share premium, other reserves and profit and loss account during 2001 were as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Group:					
At 1 January 2001	19,822	30,680	87,671	(86,857)	51,316
Capital reduction[1]	–	–	(74,505)	74,505	–
Issue of new shares	60	–	14	–	74
Retained profit	–	–	–	5,914	5,914
At 31 December 2001	19,882[2]	30,680	13,180	(6,438)	57,304

1 As a result of an EGM held on 30 October 2001 the Company applied to the Court to reduce the capital of the Company. Court approval was received on 21 November 2001.
2 As there were insufficient distributable reserves to complete the buy back of shares at a cost of $745,000 reflected in the June 2001 half year accounts, the share capital at the year end was $19,882,000. Subsequent to the year end, the buy back is scheduled for completion in early April 2002. On completion the share capital will be reduced to $19,388,000 and a capital redemption reserve of $494,000 created.

21. Share capital and other reserves continued

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Parent:				
At 1 January 2001	19,822	87,671	(74,505)	32,988
Capital reduction	–	(74,505)	74,505	–
Issue of new shares	60	14	–	74
Retained profit	–	–	1,834	1,834
At 31 December 2001	19,882	13,180	1,834	34,896

22. Reconciliation of operating profit to net cash inflow from operating activities

[illegible]	[illegible]	[illegible]
Operating profit	5,743	7,868
Depreciation	4,247	4,286
Loss on disposal of fixed assets	35	–
Exchange differences	52	253
Decrease in operating debtors	94	2,931
Increase/(decrease) in operating creditors	132	(1,031)
Decrease in stocks	162	333
Net cash inflow from operating activities	10,465	14,640

23. Reconciliation of net cash flow to movement in net funds

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cash	1,210	(718)	–	1	493
Short-term deposits	13,954	(4,253)	–	(1)	9,700
Cash at bank and in hand	15,164	(4,971)	–	–	10,193
Loans	(2,029)	1,023	–	–	(1,006)
	13,135	(3,948)	–	–	9,187

24. Employee share schemes
At 31 December 2001, there were outstanding options under various employee share option schemes, exercisable during the years 2001 to 2006, to acquire 2,963,899 (2000: 4,725,769) shares of the Company at prices ranging from £0.17 to £1.57 per share (2000: £0.125 to £1.67).

25. Capital commitments
Under the programmes for the exploration, development and production of oil and gas reserves in Ukraine, the Company is committed at 31 December 2001 to future capital expenditure of $245,000 (2000: $nil).

26. Pension commitments

The Company contributes to schemes of employee elections, including directors.

27. Contingencies

General

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

28. Directors' interests

During 2001 consultancy fees were paid to Viscount Asquith and Mr J R Mapplebeck amounting to $42,849 and $27,475 respectively. The fees paid to Viscount Asquith were made to Dessna Company Limited in which he has a controlling interest.

29. Post balance sheet events

PPC Shareholding

On 12 February 2002, JKX was informed that its wholly-owned subsidiary, JP Kenny Exploration and Production Ltd ("JPK"), successfully registered its increased 66.2% shareholding in its Ukrainian subsidiary, Poltava Petroleum Company ("PPC"), with the relevant Ukrainian authorities. JPK's legal ownership of the 66.2% shareholding in PPC was recognised by the Supreme Court of Artibration of Ukraine in its rulings of the 27 June 2001.

The Company believes that the registration brings to a close the events surrounding a sustained two-year attack on its Ukrainian investment which has included illegal attempts to expropriate its original 49% holding in PPC, and blocking of the registration of its increased shareholding in PPC. The cost to the Company to secure its PPC asset has been significant, approximately $5 million over the last 24 months. As outlined in the Chairman's statement the directors believe that there will be continuing efforts to attack our legal holding in PPC by influential private Ukranian interests who are seeking to defraud our shareholders of investments by JKX in Ukraine. These efforts will continue to be vigorously defended by the Company.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Turnover					
– Oil	**11.0**	16.1	10.0	10.7	27.3
– Gas	**11.6**	6.6	8.3	14.3	24.4
– Management fees	**0.2**	0.8	0.5	–	–
Total	**22.8**	23.5	18.8	25.0	51.7
Cost of sales – excluding exceptional items	**(12.0)**	(12.2)	(10.2)	(10.7)	(16.9)
Gross profit excluding exceptional items	**10.8**	11.3	8.6	14.3	34.8
Cost of sales – exceptional items	**(1.3)**	–	0.8	(59.7)	(19.7)
Gross profit/(loss) after exceptional items	**9.5**	11.3	9.4	(45.4)	15.1
Exploration costs written off	**–**	–	–	(8.1)	–
General and administrative expenses	**(3.8)**	(3.4)	(5.2)	(9.7)	(17.7)
Operating profit/(loss)	**5.7**	7.9	4.2	(63.2)	(2.6)
Other income and interest	**0.2**	(0.4)	(0.5)	(2.0)	(0.3)
Profit/(loss) on ordinary activities before taxation	**5.9**	7.5	3.7	(65.2)	(2.9)
Taxation on profit on ordinary activities	**–**	–	–	–	(1.7)
Minority interest	**–**	–	(0.5)	1.8	(1.0)
Profit/(loss) for the year attributable to members of the parent company	**5.9**	7.5	3.2	(63.4)	(5.6)
Earnings/(loss) per share	**4.45**	5.68	2.63	(52.79)	(5.45)
Group operating margin (%)					
Before exceptional items	**31.7**	32.0	17.7	(13.8)	32.9
After exceptional items	**25.9**	32.0	22.3	(252.5)	(5.2)
Employment of group capital					
Fixed assets	**44.4**	35.7	36.8	39.4	94.3
Net current assets	**12.9**	15.6	7.0	1.2	11.9
	57.3	51.3	43.8	40.6	106.2
Group capital employed					
Loan capital and convertible loan notes	**–**	–	–	10.0	12.4
Creditors amounts falling due in more than one year	**–**	–	–	–	0.8
Minority interests	**–**	–	–	(0.3)	1.5
Capital and reserves	**57.3**	51.3	43.8	30.9	91.5
	57.3	51.3	43.8	40.6	106.2
Net debt					
Cash at bank and in hand	**10.2**	15.2	3.4	5.2	12.9
Loan capital	**(1.0)**	(2.1)	(2.3)	(3.5)	(4.6)
Convertible loan notes	**–**	–	–	(10.0)	(9.9)
	9.2	13.1	1.1	(8.3)	(1.6)
Net gearing (%)	**N/A**	N/A	N/A	27.2	1.8

 Five year financial record

Year ended 31 December 2001

Notice is hereby given that the Seventh Annual General Meeting of JKX Oil & Gas plc (the "Company") will be held at the offices of Cardew & Co, 12 Suffolk Street, London SW1Y 4HG on Wednesday 15 May 2002 at 11.00 am for the following purposes:

As ordinary business

1. To receive the accounts for the year ended 31 December 2001 and the report of the directors and the auditors' report thereon.
2. To re-elect B J Burrows as a director of the Company.
3. To reappoint Ernst & Young LLP as the Company's auditors until the conclusion of the next general meeting before which accounts are laid and to authorise the directors to determine their remuneration.

As special business

To consider and if thought fit to pass the following resolutions, of which resolutions 4 and 5 will be proposed as ordinary resolutions and resolution 6 as a special resolution:

Ordinary resolutions

4. That, in substitution for any existing authority pursuant to section 166 of the Companies Act 1985 ("the Act"), the Company be and is hereby generally authorised to make market purchases (within the meaning of section 163 of the Act) pursuant to and in accordance with section 166 of the Act of fully paid ordinary shares of 10p each in the capital of the Company ("ordinary shares") upon and subject to the following conditions but otherwise unconditionally:
   (a) the maximum number of ordinary shares hereby authorised to be purchased is 12,959,523 representing just under 10% of the ordinary share capital of the Company as at 15 May 2002;
   (b) the maximum price which may be paid for each such ordinary share shall be an amount equal to 105% of the average of the middle market quotations for ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased and the minimum price which may be paid for such ordinary share shall be 10p (exclusive of expenses); and
   (c) unless previously varied, revoked or renewed, the authority conferred by this resolution shall expire on the earlier of 14 August 2003 or at the conclusion of the next Annual General Meeting of the Company after the date on which this resolution is passed, provided that the Company may before such expiry enter into a contract to purchase ordinary shares under this authority which will or may be completed or executed wholly or partly after the expiration of such authority and may make a purchase of ordinary shares in pursuance of such contract.
5. That in substitution for all existing authorities (but without prejudice to the exercise of any such authority prior to the date hereof) the directors be generally and unconditionally authorised pursuant to section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £4,436,907 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on 14 May 2007 provided that the Company may make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement.

Special resolution

6. That, subject to the passing of resolution 5 above at the Annual General Meeting at which it is proposed, in substitution for any existing power under section 95 of the Act (but without prejudice to the exercise of any such authority prior to the date hereof) the directors be empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to the allotment. This power:
   (a) expires on the earlier of the conclusion of the next Annual General Meeting of the Company following the passing of this resolution or at the end of fifteen months after the date of passing of this resolution, provided that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after expiry of this authority and the directors may allot equity securities in pursuance of that offer or agreement; and
   (b) is limited to:
      (i) the allotment of equity securities in connection with a rights issue or other offering in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to their existing holdings of such shares, subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with fractional entitlements, statutory restrictions or legal or practical problems under or resulting from the application of the laws of any territory or the requirements of any recognised regulatory body or stock exchange in any territory; and
      (ii) the allotment of equity securities (otherwise than pursuant to sub-paragraph (i) above) of up to an aggregate nominal amount of £1,331,072.

By order of the Board

B J Burrows
Secretary
26 March 2002

Registered office:
6 Cavendish Square, London W1G 0PD

Notes:

1 A member entitled to attend and vote at the Meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2 To be valid, the instrument appointing a proxy, together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of authority) must be deposited with the Company's Registrars, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6ZL not less than 48 hours before the time fixed for the Meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending or voting at the Meeting if they wish.

3 Copies of the directors' service contracts and the terms of engagement for non-executive directors, together with the register of directors' share interests, are available for inspection at the registered office of the Company during normal business hours on each business day until the conclusion of the Annual General Meeting and will also be available at the place of the Annual General Meeting from at least 15 minutes prior to the Meeting until its conclusion.



Glossary

[redacted]

****
*** ACTIVITY MANAGEMENT REPORT TX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
02/07 15:58	13104785171		0959	TRANSMIT ECM	2	OK 00'52
02/07 16:52	0112023921402		0960	TRANSMIT	0	NG 00'00
						0 #018
02/10 12:31	13033770231		0962	TRANSMIT ECM	4	OK 01'16
02/10 12:34	13033776997		0961	TRANSMIT	0	NG 00'00
						0 STOP
02/10 15:52	13104785171		0963	TRANSMIT ECM	4	OK 01'11
02/11 14:53	13032169778		0964	TRANSMIT ECM	24	OK 11'53
02/12 11:12	7039140556	OAPM CLASS&STAFF	0965	TRANSMIT ECM	2	OK 00'49
02/12 11:15	01133140507062		0966	TRANSMIT	0	NG 00'00
						0 STOP
02/12 11:16	01133140507062		0967	TRANSMIT G3	2	OK 00'45

****
*** ACTIVITY MANAGEMENT REPORT RX ***
****

ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE	PGS.	RESULT
02/07 19:28			9892	AUTO FAX RX ECM	2	OK 01'11
02/08 03:25	813 5512 4429		9893	AUTO FAX RX ECM	3	OK 00'50
02/10 04:32	603 26987398		9894	AUTO FAX RX G3	11	OK 04'12
02/10 07:43			9895	AUTO FAX RX G3	1	OK 00'32
02/10 11:53	+48 58 6286677	B Prawne Prokom	9896	AUTO FAX RX ECM	1	OK 00'45
02/10 14:05			9897	AUTO FAX RX ECM	1	OK 00'39
02/10 14:46	+49 69 97102763		9898	AUTO FAX RX ECM	3	OK 00'47
02/10 15:13	12128245871	PRACTISING LAW I	9899	AUTO FAX RX ECM	7	OK 08'00
02/10 15:24	604 807 5658		9900	AUTO FAX RX G3	5	OK 04'42
02/10 15:30			9901	AUTO FAX RX ECM	1	OK 00'31
02/10 17:25	202 482 0848		9902	AUTO FAX RX G3	12	OK 06'40
02/10 18:31			9903	AUTO FAX RX ECM	38	OK 09'20
02/11 11:12	04		9904	AUTO FAX RX G3	1	OK 00'45
02/11 13:06	303 377 0231		9905	AUTO FAX RX ECM	5	OK 02'21
02/11 13:43	0144095492		9906	AUTO FAX RX ECM	2	OK 00'35
02/11 13:49	0144095492		9907	AUTO FAX RX ECM	2	OK 00'36
02/11 21:08			9908	AUTO FAX RX ECM	2	OK 00'57
02/12 03:33	0048 76 8478205	KGHM POLSKA MIED	9909	AUTO FAX RX ECM	1	OK 00'41
02/12 04:58	0048 76 8478205	KGHM POLSKA MIED	9910	AUTO FAX RX ECM	1	OK 00'46
02/12 09:52			9911	AUTO FAX RX G3	1	OK 00'49
02/12 10:47	+4687885325		9912	AUTO FAX RX ECM	2	OK 00'52
02/12 11:23	0145252378		9913	AUTO FAX RX ECM	1	OK 00'31
02/12 17:24	303 377 0231		9914	AUTO FAX RX ECM	2	OK 01'20
02/12 17:37	306 569 4400	SWP-COMM.	9915	AUTO FAX RX ECM	3	OK 01'29
02/13 02:17			9916	AUTO FAX RX ECM	2	OK 00'49
02/13 02:51	613 95589965		9917	AUTO FAX RX ECM	2	OK 00'53
02/13 05:32	603 26987398	SIME DARBY BHD M	9918	AUTO FAX RX ECM	2	OK 00'44
02/13 06:19	4686111549	SEB INFO	9919	AUTO FAX RX ECM	28	OK 10'36
02/13 06:37	4686111549	SEB INFO	9920	AUTO FAX RX ECM	38	OK 18'25
02/13 08:09			9921	AUTO FAX RX ECM	1	OK 00'46
02/13 11:40	+44 0 20 7246 7777		9922	AUTO FAX RX G3	53	OK 68'37